    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 1999



                                                              FILE NO. 333-79865
                                                              FILE NO. 811-09371


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         PRE-EFFECTIVE AMENDMENT NO. 1


                          POST-EFFECTIVE AMENDMENT NO.

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 1

                             ---------------------

                   SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)
                            ------------------------

                              1401 LIVINGSTON LANE
                           JACKSON, MISSISSIPPI 39213
                    (Address of Principal Executive Office)
                                 1-601-981-7422

                           JOSEPH A. PURVIS, ESQUIRE
                              1401 LIVINGSTON LANE
                           JACKSON, MISSISSIPPI 39213
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
CONTRACTS

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT

                      INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
                           VARIABLE ANNUITY CONTRACT
    ------------------------------------------------------------------------

                                   PROSPECTUS

                                       , 1999

Southern Farm Bureau Life Insurance Company (the "Company") is offering the individual flexible premium deferred variable annuity contract (the "Contract") described in this prospectus. The Company sells the Contract to retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.

The Owner of a Contract ("you" or "your") may allocate premiums and Accumulated Value to 1) the Declared Interest Option, an account that provides a specified rate of interest, and/or 2) Subaccounts of Southern Farm Bureau Life Variable Account, each of which invests in one of the following Investment Options:


Mid-Cap Growth Portfolio                   Equity Income Portfolio
Personal Strategy Balanced Portfolio       Limited-Term Bond Portfolio
Growth Portfolio                           Prime Reserve Portfolio
Overseas Portfolio                         High Income Portfolio
Index 500 Portfolio                        Contrafund-Registered Trademark-
                                           Portfolio


The accompanying prospectus for each Investment Option describes the investment objectives and attendant risks of each Investment Option. If you allocate premiums to the Subaccounts, the amount of the Contract's Accumulated Value prior to the retirement date will vary to reflect the investment performance of the Investment Options you select.

Please note that the Contracts and Investment Options:

    -  are not bank deposits;
    -  are not federally insured;
    -  are not guaranteed to achieve their goals; and
    -  are subject to risks, including loss of the amount invested.

You may find additional information about your Contract and the Account in the Statement of Additional Information, dated the same as this prospectus. To obtain a copy of this document, please contact us at the address or phone number shown on the cover of this prospectus.

Please read this prospectus carefully and retain it for future reference. A prospectus for each Investment Option must accompany this prospectus and you should read it in conjunction with this prospectus.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Issued By
                  Southern Farm Bureau Life Insurance Company
                              1401 Livingston Lane
                           Jackson, Mississippi 39213
                                 1-877-249-3691

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                   PAGE
                                                                                                                   -----
DEFINITIONS...................................................................................................           3
EXPENSE TABLES................................................................................................           5
SUMMARY OF THE CONTRACT.......................................................................................           9
THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS...................................................................          11
      Southern Farm Bureau Life Insurance Company.............................................................          11
      Southern Farm Bureau Life Variable Account..............................................................          11
      Investment Options......................................................................................          11
      Addition, Deletion or Substitution of Investments.......................................................          13
DESCRIPTION OF ANNUITY CONTRACT...............................................................................          14
      Issuance of a Contract..................................................................................          14
      Premiums................................................................................................          14
      Free-Look Period........................................................................................          14
      Allocation of Premiums..................................................................................          15
      Variable Accumulated Value..............................................................................          15
      Transfer Privilege......................................................................................          16
      Partial Withdrawals and Surrenders......................................................................          17
      Special Transfer and Withdrawal Options.................................................................          17
      Death Benefit Before the Retirement Date................................................................          18
      Death Benefit After the Retirement Date.................................................................          20
      Proceeds on the Retirement Date.........................................................................          20
      Payments................................................................................................          20
      Modification............................................................................................          21
      Reports to Owners.......................................................................................          21
      Inquiries...............................................................................................          21
THE DECLARED INTEREST OPTION..................................................................................          21
      Minimum Guaranteed and Current Interest Rates...........................................................          22
      Transfers From Declared Interest Option.................................................................          22
      Payment Deferral........................................................................................          22
CHARGES AND DEDUCTIONS........................................................................................          23
      Surrender Charge (Contingent Deferred Sales Charge).....................................................          23
      Annual Administrative Charge............................................................................          24
      Transfer Processing Fee.................................................................................          24
      Mortality and Expense Risk Charge.......................................................................          24
      Investment Option Expenses..............................................................................          24
      Premium Taxes...........................................................................................          24
      Other Taxes.............................................................................................          25
PAYMENT OPTIONS...............................................................................................          25
      Election of Options.....................................................................................          25
      Description of Options..................................................................................          25
YIELDS AND TOTAL RETURNS......................................................................................          26
FEDERAL TAX MATTERS...........................................................................................          27
      Introduction............................................................................................          27
      Tax Status of the Contract..............................................................................          28
      Taxation of Annuities...................................................................................          29
      Transfers, Assignments or Exchanges of a Contract.......................................................          31
      Withholding.............................................................................................          31
      Multiple Contracts......................................................................................          31

                                                                                                                   PAGE
                                                                                                                   -----
      Taxation of Qualified Plans.............................................................................          32
      Possible Charge for the Company's Taxes.................................................................          33
      Other Tax Consequences..................................................................................          34
DISTRIBUTION OF THE CONTRACTS.................................................................................          34
LEGAL PROCEEDINGS.............................................................................................          34
VOTING RIGHTS.................................................................................................          34
YEAR 2000.....................................................................................................          35
FINANCIAL STATEMENTS..........................................................................................          35
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.........................................................          36


            The Contract may not be available in all jurisdictions.

This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT: Southern Farm Bureau Life Variable Account.

ACCUMULATED VALUE: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

ADMINISTRATIVE OFFICE: The Company's administrative office at 5400 University Avenue, West Des Moines, Iowa 50266.

ANNUITANT: The person or persons whose life (or lives) determines the annuity benefits payable under the Contract and whose death determines the death benefit.

BENEFICIARY: The person to whom the Company pays the proceeds on the death of the Annuitant.


BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except the day after Thanksgiving, the two weekdays before Christmas and the weekday after Christmas (in 1999), the weekday before New Year's Day (in 1999) and the weekday after New Year's Day (in 2000) and any day on which the Administrative Office or Company is closed because of a weather-related or comparable type of emergency and is unable to segregate orders and redemption requests received on that day.


THE CODE: The Internal Revenue Code of 1986, as amended.

THE COMPANY ("WE", "US" OR "OUR"): Southern Farm Bureau Life Insurance Company.

CONTRACT: The individual flexible premium deferred variable annuity contract we offer and describe in this prospectus, which term includes the Contract described in this prospectus, any endorsement or additional benefit riders, the Contract application and any supplemental applications.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Date.

CONTRACT DATE: The date on which the Company receives a properly completed application at the Administrative Office. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

CONTRACT YEAR: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

DECLARED INTEREST OPTION: An investment option under the Contract funded by the Company's General Account. It is not part of, nor dependent upon, the investment performance of the Account.

DUE PROOF OF DEATH: Satisfactory documentation provided to the Company verifying proof of death. This documentation may include the following:

    (a) a certified copy of the death certificate;

    (b) a certified copy of a court decree reciting a finding of death; or

    (c) any other proof satisfactory to the Company.

FUND: An open-end diversified management investment company in which the Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

INVESTMENT OPTION: A separate investment portfolio of a Fund.

NET ACCUMULATED VALUE: The Accumulated Value less any applicable Surrender
Charge.

NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.

OWNER ("YOU" OR "YOUR"): The person who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

QUALIFIED CONTRACT: A Contract the Company issues in connection with plans that qualify for special federal income tax treatment under Sections 401, 403(b), 408 or 408A of the Code.

RETIREMENT DATE: The date when the Company applies the Accumulated Value under a payment option, if the Annuitant is still living. It is the Contract Anniversary nearest to the retirement age you select in the application. Such Retirement Date may not be after the later of the Annuitant's 70th birthday or the 10th Contract Anniversary. If no age is selected, the Retirement Date is the Annuitant's 70th birthday.

SEC: The U.S. Securities and Exchange Commission.

SUBACCOUNT: A subdivision of the Account which invests its assets in a corresponding Investment Option.

VALUATION PERIOD: The period that starts at the close of business (3:00 p.m. central time) on one Business Day and ends at the close of business on the next succeeding Business Day.

WRITTEN NOTICE: A written request or notice signed by the Owner in a form satisfactory to the Company which the Company receives at the Administrative Office.

--------------------------------------------------------------------------------

EXPENSE TABLES
--------------------------------------------------------------------------------

    The following expense information assumes that the entire Accumulated Value is variable Accumulated Value.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Premiums                                                        None

Surrender Charge (contingent deferred sales charge) as a percentage of the amount surrendered:


CONTRACT YEAR*         SURRENDER CHARGE
1                                 7%
2                                 6
3                                 5
4                                 4
5                                 3
6                                 2
7                                 1
8 and after                       0


    * We may apply a Surrender Charge to any withdrawal taken during the first Contract Year. In each Contract Year after the first Contract Year, you may withdraw up to 10% of the Accumulated Value on your most recent Contract Anniversary without incurring a Surrender Charge. If you subsequently surrender your Contract during the Contract Year, the Company will apply a Surrender Charge to any partial withdrawals taken. The amount that you may withdraw without incurring a Surrender Charge is not cumulative from Contract Year to Contract Year.


Transfer Processing Fee                                                                 None*

    * Fees are waived for the first twelve transfers during a Contract Year, although the Company may charge $25 for each subsequent transfer during the Contract Year.

Annual Administrative Charge                                                            $      30
Annual Account Expenses (as a percentage of average net assets)
  Mortality and Expense Risk Charge                                                          1.40%
  Other Account Expenses                                                                     None
  Total Account Expenses                                                                     1.40%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets)



                                                                            OTHER            TOTAL
                                                                          EXPENSES         EXPENSES
                                                                        (AFTER WAIVER    (AFTER WAIVER
                                                           ADVISORY          OR               OR
INVESTMENT OPTION                                             FEE      REIMBURSEMENT)   REIMBURSEMENT)
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income Portfolio                         0.85%          0.00%            0.85%(1)
  T. Rowe Price Mid-Cap Growth Portfolio                        0.85%          0.00%            0.85%(1)
  T. Rowe Price Personal Strategy Balanced Portfolio            0.90%          0.00%            0.90%(1)
T. Rowe Price Fixed Income Series, Inc.
  T. Rowe Price Limited-Term Bond Portfolio                     0.70%          0.00%            0.70%(1)
  T. Rowe Price Prime Reserve Portfolio                         0.55%          0.00%            0.55%(1)
Fidelity Variable Insurance Products Funds
  VIP Growth Portfolio                                          0.59%          0.07%            0.66%(2)
  VIP High Income Portfolio                                     0.58%          0.12%            0.70%
  VIP Overseas Portfolio                                        0.74%          0.15%            0.89%(2)
  VIP Contrafund Portfolio                                      0.59%          0.07%            0.66%(2)
  VIP Index 500 Portfolio                                       0.24%          0.04%            0.28%(3)


    (1) Total annual Investment Option expenses are an all-inclusive fee and pay for investment management services and other operating costs.

    (2) A portion of the brokerage commissions that certain Investment Options pay is used to reduce Fund expenses. In addition, certain Investment Options have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total Investment Option operating expenses presented in the preceding table would have been: Growth 0.68%, Overseas 0.91% and Contrafund 0.70%.

    (3) The investment adviser has voluntarily agreed to reimburse the Index 500 Investment Option to the extent that total operating expenses (with the exceptions noted in the prospectus for the Investment Option) as a percentage of its average net assets exceed 0.28%. If this agreement had not been in effect, total operating expenses for the fiscal year ended December 31, 1998, as a percentage of the Index 500 Investment Option's average net assets would have been 0.35%.

The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Account and the actual expenses for each Investment Option for the fiscal year ended December 31, 1998. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each Investment Option which accompanies this prospectus.

  EXAMPLES: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

1. If you surrender or annuitize the Contract at the end of the applicable time period:



SUBACCOUNT                                                        1 YEAR       3 YEARS      5 YEARS     10 YEARS
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income Portfolio                          $     117    $     208    $     300    $     555
  T. Rowe Price Mid-Cap Growth Portfolio                               117          208          300          555
  T. Rowe Price Personal Strategy Balanced Portfolio                   118          210          303          560
T. Rowe Price Fixed Income Series, Inc.
  T. Rowe Price Limited-Term Bond Portfolio                            116          204          293          539
  T. Rowe Price Prime Reserve Portfolio                                115          200          285          524
Fidelity Variable Insurance Products Funds
  VIP Growth Portfolio                                                 116          204          292          537
  VIP High Income Portfolio                                            116          204          293          539
  VIP Overseas Portfolio                                               118          210          303          561
  VIP Contrafund Portfolio                                             116          204          293          539
  VIP Index 500 Portfolio                                              112          192          272          496

2. If you do not surrender or annuitize the Contract at the end of the applicable time period:



SUBACCOUNT                                                        1 YEAR       3 YEARS      5 YEARS     10 YEARS
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income Portfolio                          $      53    $     160    $     270    $     555
  T. Rowe Price Mid-Cap Growth Portfolio                                53          160          270          555
  T. Rowe Price Personal Strategy Balanced Portfolio                    53          162          272          560
T. Rowe Price Fixed Income Series, Inc.
  T. Rowe Price Limited-Term Bond Portfolio                             51          155          262          539
  T. Rowe Price Prime Reserve Portfolio                                 50          151          254          524
Fidelity Variable Insurance Products Funds
  VIP Growth Portfolio                                                  51          155          261          537
  VIP High Income Portfolio                                             51          155          262          539
  VIP Overseas Portfolio                                                53          162          273          561
  VIP Contrafund Portfolio                                              51          155          262          539
  VIP Index 500 Portfolio                                               47          143          241          496


The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the Accumulated Value per Contract is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples based on a $1,000 investment.


Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which undoubtedly will be greater or less than this assumed rate.

--------------------------------------------------------------------------------

SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------


  ISSUANCE OF A CONTRACT. The Contract is an individual flexible premium deferred variable annuity contract with a maximum age of 80 for Annuitants on the Contract Date (see "DESCRIPTION OF ANNUITY CONTRACT--Issuance of a Contract"). The Contracts are:


    - "flexible premium" because you do not have to pay premiums according to a fixed schedule, and

    - "variable" because, to the extent Accumulated Value is attributable to the Account, Accumulated Value will increase and decrease based on the investment performance of the Investment Options corresponding to the Subaccounts to which you allocate your premiums.

  FREE-LOOK PERIOD. You have the right to return the Contract within 10 days after you receive it (or a longer period if required by the state where your Contract is issued) (see "DESCRIPTION OF ANNUITY CONTRACT--Free-Look Period"). If you return the Contract, it will become void and you will receive the greater of:

    -   premiums paid, or

    - the Accumulated Value on the date the Company receives the returned Contract at the Administrative Office, plus administrative charges and any other charges deducted from the Account.

  PREMIUMS. The minimum initial premium amount the Company accepts is $1,000. You may make subsequent premium payments (minimum $50 each) at any time. (See "DESCRIPTION OF ANNUITY CONTRACT--Premiums.")

  ALLOCATION OF PREMIUMS. You can allocate premiums to one or more Subaccounts, the Declared Interest Option, or both (see "DESCRIPTION OF ANNUITY CONTRACT--Allocation of Premiums").

    - The Company will allocate the initial premium to the Prime Reserve Subaccount for 10 days from the Contract Date.

    - At the end of that period, the Company will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

    - Amounts allocated to the Declared Interest Option earn interest at a guaranteed annual rate of at least 3%.

  TRANSFERS. You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Transfer Privilege").

    - The mimimum amount of each transfer is $100 or the entire amount in the Subaccount or Declared Interest Option, if less.

    - Transfers out of the Declared Interest Option must be for no more than 25% of the Accumulated Value in that option.

    - The Company waives fees for the first twelve transfers during a Contract Year.

    - The Company may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Contract Year.

  PARTIAL WITHDRAWAL. You may withdraw part of the Accumulated Value upon Written Notice at any time before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Partial Withdrawals and Surrenders--PARTIAL WITHDRAWALS").

  SURRENDER. You may surrender your Contract upon Written Notice on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Partial Withdrawals and Surrenders--SURRENDERS").

CHARGES AND DEDUCTIONS

  Your Contract will be assessed the following charges and deductions:

  SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We apply a charge if you make a partial withdrawal from or surrender your Contract during the first seven Contract Years (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER"). We deduct this charge from the amount surrendered.


CONTRACT YEAR               CHARGE
1                              7%
2                              6
3                              5
4                              4
5                              3
6                              2
7                              1
8 and after                    0


  We may apply a Surrender Charge to any withdrawal taken during the first Contract Year. In each Contract Year after the first Contract Year, you may withdraw up to 10% of the Accumulated Value on your most recent Contract Anniversary without incurring a Surrender Charge. If you subsequently surrender your Contract during the Contract Year, we will apply a Surrender Charge to any partial withdrawals you've taken. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")


  We reserve the right to waive the Surrender Charge as provided in the Contract. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--WAIVER OF SURRENDER CHARGE.")

  ANNUAL ADMINISTRATIVE CHARGE. We deduct an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the retirement date (see "CHARGES AND DEDUCTIONS--Annual Administrative Charge"). We currently waive this charge:


    - in the first Contract Year with an initial premium payment of $50,000, or


    -   if you have a Net Accumulated Value of $50,000 on your Contract
        Anniversary.

  We may terminate this waiver at any time.

  TRANSFER PROCESSING FEE. We may assess a $25 fee for the 13th and each subsequent transfer in a Contract Year.

  MORTALITY AND EXPENSE RISK CHARGE. We apply a daily mortality and expense risk charge (calculated at an annual rate of 1.40% (approximately 1.01% for mortality risk and 0.39% for expense risk) (see "CHARGES AND
  DEDUCTIONS--Mortality and Expense Risk Charge").

  INVESTMENT OPTION EXPENSES. The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. The table on page 6 titled "Annual Investment Option Expenses" lists these fees and expenses for the most recent fiscal year.

ANNUITY PROVISIONS

  On your Retirement Date, you may choose to have the Net Accumulated Value distributed to you as follows:

    -   under a payment option (see "PAYMENT OPTIONS"), or

    -   in a lump sum.

FEDERAL TAX MATTERS

  You may be subject to adverse tax consequences if you take a distribution from your Contract (see "FEDERAL TAX MATTERS").

--------------------------------------------------------------------------------

THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------

SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

    The Company was incorporated on October 30, 1946 as a stock life insurance company in the State of Mississippi and is principally engaged in the offering of life insurance policies and annuity contracts. We are admitted to do business in 13 jurisdictions: the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia; and the Commonwealth of Puerto Rico.
--------------------------------------------------------------------------------

SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT

    On May 17, 1999, we established the Account pursuant to the laws of the State of Mississippi. The Account:

        -   will receive and invest premiums paid to it under the Contract;

        - will receive and invest premiums for other variable annuity contracts we issue;

        - meets the definition of a "separate account" under the federal securities laws;

        - is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

    We own the Account's assets. However, we cannot charge the Account with liabilities arising out of any other business we may conduct. The Account's assets are available to cover the general liabilities of the Company only to the extent that the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Contracts are general corporate obligations of the Company.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    There are currently ten Subaccounts available under the Account, each of which invests exclusively in shares of a single corresponding Investment Option. Each of the Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in all Subaccounts, we only permit you to "actively participate" in a maximum of 10 Investment Options at any one time.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other mutual fund portfolios that the same investment adviser, sub-investment adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other mutual fund portfolio has the same investment adviser, sub-investment adviser or manager.

    We have summarized below the investment objectives and policies of each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives. You should also read the prospectus for each Investment Option, which must accompany or precede this prospectus, for more detailed information, including a description of risks and expenses.

T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund.


PORTFOLIO                      INVESTMENT OBJECTIVE
T. Rowe Price Equity Income    -  This Portfolio seeks to provide substantial dividend income
Portfolio                         as well as long-term growth of capital by investing
                                  primarily in the common stocks of established companies
                                  considered by the adviser to have favorable prospects for
                                  both increasing dividends and capital appreciation.
T. Rowe Price Mid-Cap Growth   -  This Portfolio seeks to provide long-term capital
Portfolio                         appreciation by investing primarily in mid-cap stocks with the potential for above-average earnings growth. The Adviser defines mid-cap companies as those whose market
                                  capitalization falls within the range of companies in the
                                  S&P Mid-Cap 400 Index.
T. Rowe Price Personal         -  This Portfolio seeks the highest total return over time
Strategy Balanced Portfolio       consistent with an emphasis on both capital appreciation and income.


T. ROWE PRICE FIXED INCOME SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund.


PORTFOLIO                      INVESTMENT OBJECTIVE
T. Rowe Price Limited-Term     -  This Portfolio seeks a high level of income consistent with
Bond Portfolio                    moderate fluctuations in principal value.
T. Rowe Price Prime Reserve    -  This Portfolio seeks preservation of capital and liquidity
Portfolio                         and, consistent with these, the highest possible current
                                  income. This Portfolio invests in high-quality U.S.
                                  dollar-denominated money market securities.


FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Funds. Bankers Trust Company serves as sub-investment adviser to the Index 500 Portfolio. The following portfolios are available under the Contract.

PORTFOLIO                      INVESTMENT OBJECTIVE
Fidelity VIP Growth Portfolio  -  This Portfolio seeks capital appreciation by investing primarily in common stocks. The Portfolio, however, is not restricted to any one type of security and may pursue
                                  capital appreciation through the purchase of bonds and
                                  preferred stocks. The Portfolio does not place any emphasis on dividend income from its investments, except when the
                                  adviser believes this income will have a favorable influence on the market value of the security. Growth may be measured by factors such as earnings or gross sales.
Fidelity VIP High Income       -  This Portfolio seeks a high level of current income and
Portfolio                         growth of capital by investing primarily in income-producing bonds, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

PORTFOLIO                      INVESTMENT OBJECTIVE
Fidelity VIP Overseas          -  This Portfolio seeks long-term growth of capital by
Portfolio                         investing primarily in foreign securities. The Portfolio
                                  defines foreign securities as securities of issuers whose
                                  principal activities are located outside the United States.
                                  Normally, at least 65% of the Portfolio's total assets will be invested in foreign securities. The Portfolio may also
                                  invest in U.S. issuers.
Fidelity VIP Contrafund        -  This Portfolio seeks capital appreciation by investing in
Portfolio                         securities of companies whose value the adviser believes is not fully recognized by the public. The Portfolio normally invests primarily in common stocks and securities
                                  convertible into common stock, but it has the flexibility to invest in other types of securities.
Fidelity VIP Index 500         -  This Portfolio seeks to provide investment results that
Portfolio                         correspond to the total return of a broad range of common
                                  stocks publicly traded in the United States. To achieve this objective, the Portfolio attempts to duplicate the
                                  composition and total return of the S&P 500.

    The Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. We currently do not foresee any disadvantages to owners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action on our own, which may include withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

    Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the SEC.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. We reserve the right to eliminate the shares of any Investment Option and to substitute any shares of another Investment Option. We will not substitute any shares attributable to your interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

    We also reserve the right to establish additional subaccounts of the Account, each of which would invest in a new Investment Option, or in shares of another investment company with a specified investment objective. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to existing Contract Owners on a basis we determine. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

    In the event of any such substitution, deletion or change, we may make appropriate changes in the Contracts to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current Subaccounts that are being substituted for or deleted, you may surrender the portion of the Accumulated Value funded by such Subaccount without paying the associated Surrender Charge. You may also transfer the portion of the Accumulated Value affected without paying a transfer charge.

    If we deem it to be in the best interest of persons having voting rights under the Contracts, we may:

        - operate the Account as a management investment company under the 1940 Act,

        - deregister the Account under that Act in the event such registration is no longer required, or

        -   combine the Account with our other separate accounts.

    In addition, we may, when permitted by law, restrict or eliminate your voting rights under the Contract.

--------------------------------------------------------------------------------

DESCRIPTION OF ANNUITY CONTRACT
--------------------------------------------------------------------------------

ISSUANCE OF A CONTRACT


    You must complete an application in order to purchase a Contract, which can be obtained through a licensed representative of the Company, who is also a registered representative of Southern Farm Bureau Fund Distributor, Inc. ("SFB Fund Distributor"), the distributor and principal underwriter of the Contracts, a broker-dealer having a selling agreement with SFB Fund Distributor or a broker-dealer having a selling agreement with such broker-dealer. Your Contract Date will be the date the properly completed application is received at our Administrative Office. (If this date is the 29th, 30th or 31st of any month, the Contract Date will be the 28th of such month.) The Company sells the Contract to retirement plans that qualify for special federal tax treatment under the Code. For Contracts issued in the state of Texas, Owners must be members of Texas Farm Bureau. We apply a maximum issue age of 80 to Annuitants on the Contract Date.

--------------------------------------------------------------------------------

PREMIUMS

    The minimum initial premium amount the Company will accept is $1,000 and is due on or before the Contract Date. You may make minimum subsequent premium payments of at least $50 each at any time during the Annuitant's lifetime and before the Retirement Date. We reserve the right to limit the number and amount of subsequent premium payments.

    You may select to receive a premium reminder notice schedule based on an annual, semi-annual or quarterly payment, for which you may change the amount and frequency of the notice at any time. Also, under the Automatic Payment Plan, you can select a monthly payment schedule for premium payments to be automatically deducted from a bank account or other source.
--------------------------------------------------------------------------------

FREE-LOOK PERIOD

    We provide for an initial "free-look" period during which time you have the right to return the Contract within 10 days after you receive it (certain states may require a longer period). If you return the Contract, it will become void and you will receive the greater of:

        -   premiums paid, or

        - the Accumulated Value on the date we receive the returned Contract at the Administrative Office, plus administrative charges and any other charges deducted from the Account.

--------------------------------------------------------------------------------

ALLOCATION OF PREMIUMS

    Upon receipt at our Administrative Office of your properly completed Contract application and initial premium payment, we will allocate the initial premium to the Prime Reserve Subaccount within two Business Days. If your application is not properly completed, we reserve the right to retain your initial premium for up to five Business Days while we attempt to complete the application. At the end of this 5-day period, if the application is not complete, we will inform you of the reason for the delay and we will return the initial premium immediately, unless you specifically provide us your consent to retain the premium until the application is complete.

    You can allocate premiums paid to one or more Subaccounts, the Declared Interest Option, or both. Each allocation must be in whole percentages for a minimum of 10% of your premium payment.

        - We will allocate the initial premium to the Prime Reserve Subaccount for 10 days after the Contract Date.

        - At the end of that period, we will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

        - We will allocate subsequent premiums in the same manner at the end of the valuation period when we receive them at our Administrative Office, unless the allocation percentages are changed.

        - You may change your allocation schedule at any time by sending Written Notice to the Administrative Office. Changing your allocation schedule will not alter the allocation of your existing Accumulated Values among the Subaccounts or the Declared Interest Option. If you change your allocation percentages, we will allocate subsequent premium payments in accordance with the allocation schedule in effect.

        - You may, however, direct individual payments to a specific Subaccount, the Declared Interest Option, or any combination thereof, without changing the existing allocation schedule.

    Because the Accumulated Values in each Subaccount will vary with that Subaccount's investment experience, you bear the entire investment risk for amounts allocated to the Subaccount. You should periodically review your premium allocation schedule in light of market conditions and your overall financial objectives.
--------------------------------------------------------------------------------

VARIABLE ACCUMULATED VALUE

    The variable Accumulated Value of your Contract (i.e., the total amount in each Subaccount) will reflect the investment experience of your selected Subaccounts, any premiums paid, surrenders or partial withdrawals, transfers and charges assessed. The Company does not guarantee a minimum variable Accumulated Value, and, because your Contract's variable Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.

    CALCULATION OF VARIABLE ACCUMULATED VALUE. Your Contract's variable Accumulated Value is determined at the end of each Valuation Period and is the aggregate of the values in each of the Subaccounts under your Contract. These values are determined by multiplying each Subaccount's unit value by the number of units allocated to that Subaccount.

    DETERMINATION OF NUMBER OF UNITS. The amounts you allocate to your selected Subaccounts are converted into Subaccount units. The number of units credited to each Subaccount in your Contract is calculated at the end of the Valuation Period by dividing the dollar amount allocated by the unit value for that Subaccount. At the end of the Valuation Period, we will increase the number of units in each Subaccount by:

        -   any premiums paid, and

        - any amounts transferred from another Subaccount or the Declared Interest Option.

    We will decrease the number of units in each Subaccount by:

        -   any amounts withdrawn,

        -   applicable charges assessed, and

        - any amounts transferred to another Subaccount or the Declared Interest Option.

    DETERMINATION OF UNIT VALUE. We have set the unit value for each Subaccount's first Valuation Period at $10. We calculate the unit value for a Subaccount for each subsequent Valuation Period by dividing (a) by (b) where:

          (a) is the net result of:

                  1. the value of the net assets in the Subaccount at the end of the preceding Valuation Period; plus

                  2. the investment income and realized or unrealized capital gains credited to the Subaccount during the current Valuation Period; minus

                  3. the capital losses, realized or unrealized, charged against the Subaccount during the current Valuation Period; minus

                  4. any amount charged for taxes or any amount set aside during the Valuation Period as a provision for taxes attributable to the operation and maintenance of that Subaccount; minus

                  5. the daily amount charged for mortality and expense risks for each day of the current Valuation Period.

          (b) is the number of units outstanding at the end of the preceding Valuation Period.
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

    You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date. We will process all transfers as of the Business Day on or next following receipt of your written request at the Administrative Office.

        - The minimum amount of each transfer is $100 or the entire amount in that Subaccount or the Declared Interest Option, if less.

        - Transfers out of the Declared Interest Option must be for no more than 25% of the Accumulated Value in that option.

        - If a transfer would reduce the Accumulated Value in the Declared Interest Option below $1,000, you may transfer the entire amount in that option.

        - The Company waives fees for the first twelve transfers during a Contract Year.

        - The Company may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Contract Year.

        - We allow an unlimited number of transfers among or between the Subaccounts or the Declared Interest Option. (See "DECLARED INTEREST OPTION--Transfers from Declared Interest Option.")

    All transfer requests received in a Valuation Period will be considered to be one transfer, regardless of the Subaccounts or Declared Interest Option affected. We will deduct the transfer processing fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.

    You may also transfer monies via telephone request if you selected this option on your initial application or have provided us with proper authorization. We reserve the right to suspend telephone transfer privileges at any time.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS AND SURRENDERS

    PARTIAL WITHDRAWALS. You may withdraw part of the Accumulated Value upon Written Notice at any time before the Retirement Date.

        -   The minimum amount which you may partially withdraw is $500.

        - If your partial withdrawal reduces your Accumulated Value to $2,000 or less, it may be treated as a full surrender of the Contract.


    We will process your partial withdrawal, based on the next determined net asset value, as of the Business Day on or next following receipt of your written request at the Administrative Office. We may apply a Surrender Charge to any withdrawal taken during the first Contract Year. In each Contract Year after the first Contract Year, a Surrender Charge will apply to any partial withdrawal that exceeds 10% of your Contract's Accumulated Value as of the most recent Contract Anniversary. You may elect to have any applicable Surrender Charge deducted from your remaining Accumulated Value or the amount partially withdrawn. (See "Surrender Charge.")


    You may specify the amount of the partial withdrawal to be made from selected Subaccounts or the Declared Interest Option. If you do not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is insufficient to comply with your request, we will make the partial withdrawal from each Subaccount or Declared Interest Option based on the proportion that these values bear to the total Accumulated Value on the date we receive your request at the Administrative Office.


    SURRENDER. You may surrender your Contract upon Written Notice on or before the Retirement Date. We will determine your Net Accumulated Value, based on the next determined net asset value, as of the Business Day on or next following receipt of your written request and your Contract at the Administrative Office. You may choose to have the Net Accumulated Value distributed to you as follows:


        -   under a payment option, or

        -   in a lump sum.

    SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. Your right to make partial withdrawals and surrenders is subject to any restrictions imposed by applicable law or employee benefit plan and you may realize adverse federal income tax consequences, including a penalty tax, upon utilization of these features. (See "Taxation of Annuities.")

    RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. Surrenders and partial withdrawals of Contracts which are used as funding vehicles for Code Section 403(b) retirement plans are subject to certain restrictions. (See "FEDERAL TAX MATTERS--Taxation of Qualified Plans--TAX SHELTERED ANNUITIES.")
--------------------------------------------------------------------------------

SPECIAL TRANSFER AND WITHDRAWAL OPTIONS

    You may elect the following options on your initial application or at a later date by completing the applicable Request Form and returning it to the Administrative Office. The options selected will remain in effect until we receive a written termination request from you at the Administrative Office. The use of Automatic Rebalancing or Dollar Cost Averaging does not guarantee profits, nor protect you against losses.

    AUTOMATIC REBALANCING. You may automatically reallocate your Accumulated Value among the Subaccounts and Declared Interest Option each year to return your Accumulated Value to your most recent premium allocation percentages.

        -   We will reallocate monies according to the percentage allocation schedule in effect on your Contract Anniversary.

        - The maximum number of Subaccounts which you may select at any one time is ten.

        - Rebalancing will occur on the fifth Business Day of the month following your Contract Anniversary.

        - This feature is not considered in the twelve free transfers during a Contract Year.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    DOLLAR COST AVERAGING. You may periodically transfer a specified amount among the Subaccounts or the Declared Interest Option.

        -   The minimum amount of each transfer is $100.

        - The maximum number of Subaccounts which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate.

        - This feature is considered in the twelve free transfers during a Contract Year.

        - This feature cannot be utilized in combination with Automatic Rebalancing or Systematic Withdrawals.

    SYSTEMATIC WITHDRAWALS. You may elect to receive automatic partial withdrawals.

        - You specify the amount of the partial withdrawals to be made from selected Subaccounts or the Declared Interest Option.

        - You specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option, and the frequency (monthly, quarterly, semi-annually or annually).

        -   The minimum amount which you may withdraw is $500.

        - The maximum amount which you may withdraw is that which would leave the remaining Accumulated Value equal to or more than $2,000.

        - You may annually withdraw a maximum of 10% of Accumulated Value without incurring a Surrender Charge.

        - Distributions will take place on the same date each month as the Contract Date.

        - You may change the amount and frequency upon written request to the Administrative Office.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    We may terminate these privileges at any time.
--------------------------------------------------------------------------------

DEATH BENEFIT BEFORE THE RETIREMENT DATE

    DEATH OF OWNER. If an Owner dies prior to the Retirement Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased

    Owner was one of two joint Annuitants. (In the latter event, the surviving Annuitant becomes the Owner.)

    The surviving Owners or new Owners are afforded the following options:

             1. If the sole surviving Owner or the sole new Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

             2. If the surviving Owner or the new Owner is not the spouse of the deceased Owner:

                  (a) he or she may elect to receive the Net Accumulated Value in a single sum within 5 years of the deceased Owner's death, or

                  (b) he or she may elect to receive the Net Accumulated Value paid out under one of the annuity payment options, with payments beginning within one year after the date of the Owner's death and with payments being made over the lifetime of the Owner, or over a period that does not exceed the life expectancy of the Owner.

    Under either of these options, surviving Owners or new Owners may exercise all ownership rights and privileges from the date of the deceased Owner's death until the date that the Net Accumulated Value is paid.

    Other rules may apply to a Qualified Contract.


    DEATH OF AN ANNUITANT. If the Annuitant dies before the Retirement Date, we will pay the death benefit under the Contract to the Beneficiary. If there is no surviving Beneficiary, we will pay the death benefit to the Owner or the Owner's estate. If the Annuitant's age on the Contract Date was less than 76, the death benefit is equal to the greatest of:


        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (including applicable Surrender Charges),

        -   the Accumulated Value on the date we receive Due Proof of Death, or

        - the Accumulated Value on the most recent Contract Anniversary (plus subsequent premiums paid and less subsequent partial withdrawals).

    If the Annuitant's age on the Contract Date was 76 or older, the death benefit will be determined as of the date we receive Due Proof of Death and is equal to the greater of:

        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (including applicable Surrender Charges), or

        -   the Accumulated Value.

    A partial withdrawal reduction is defined as (a) times (b) divided by (c) where:

          (a) is the death benefit immediately prior to withdrawal;

          (b) is the amount of the partial withdrawal (including applicable Surrender Charges); and

          (c) is the Accumulated Value immediately prior to withdrawal.

    We will pay the death benefit to the Beneficiary in a lump sum unless the Owner or Beneficiary elects a payment option. We do not pay a death benefit if the Annuitant dies after the Retirement Date.

    If the Annuitant who is also the Owner dies, the provisions described immediately above under "Death of Owner" apply except that the Beneficiary may only apply the death benefit payment to an annuity payment option if:

        - payments under the option begin within 1 year of the Annuitant's death, and

        - payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

    If the Owner's spouse is the designated Beneficiary, the Contract may be continued with such surviving spouse as the new Owner.

    Other rules may apply to a Qualified Contract.
--------------------------------------------------------------------------------

DEATH BENEFIT AFTER THE RETIREMENT DATE

    If an Owner dies on or after the Retirement Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the payee receiving annuity payments becomes the new Owner and retains the rights provided to Owners during the annuity period, including the right to name successor payees if the deceased Owner had not previously done so. On or after the Retirement Date, if any Owner dies before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as quickly as under the method of distribution being used as of the date of death.


    If the Annuitant dies before all payments have been received, we will make any remaining payments to the Beneficiary. There is no death benefit payable if the Annuitant dies after the Retirement Date.


    Other rules may apply to a Qualified Contract.
--------------------------------------------------------------------------------

PROCEEDS ON THE RETIREMENT DATE

    You select the Retirement Date. The Retirement Date may not be after the later of the Annuitant's age 70 or 10 years after the Contract Date. If you do not select a Retirement Date, we will use the Annuitant's age 70.

    On the Retirement Date, we will apply the proceeds under the life income annuity payment option with ten years guaranteed, unless you choose to have the proceeds paid under another option or in a lump sum. (See "Payment Options.") If a payment option is elected, we will apply the Accumulated Value less any applicable Surrender Charge. If a lump sum payment is chosen, we will pay the Net Accumulated Value on the Retirement Date.

    You may change the retirement date subject to these limitations:

        - we must receive a Written Notice at the Administrative Office at least 30 days before the current Retirement Date; and

        - the requested Retirement Date must be a date that is at least 30 days after receipt of the Written Notice.
--------------------------------------------------------------------------------

PAYMENTS

    We will usually pay any surrender, partial withdrawal or death benefit within seven days of receipt of a written request at the Administrative Office. We also require any information or documentation necessary to process the request, and in the case of a death benefit, we must receive Due Proof of Death. We may postpone payments if:

        - the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

        - the SEC permits by an order the postponement for the protection of Owners; or

        - the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

    If you have submitted a recent check or draft, we have the right to delay payment until we are assured that the check or draft has been honored.

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months. If payment has not been made within 30 days after receipt of all required documentation, or such shorter period as necessitated by a particular jurisdiction, we will add interest at the rate of 3% (or a higher rate if required by a particular state) to the amount paid from the date all documentation was received.
--------------------------------------------------------------------------------

MODIFICATION

    You may modify the Contract only if one of our officers agrees in writing to such modification.

    Upon notification to you, we may modify your Contract if:

        - necessary to make your Contract or the Account comply with any law or regulation issued by a governmental agency to which the Company is subject;

        - necessary to assure continued qualification of your Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

        -   necessary to reflect a change in the operation of the Account; or

        - the modification provides additional Subaccount and/or fixed accumulation options.

    We will make the appropriate endorsement to your Contract in the event of most such modifications.
--------------------------------------------------------------------------------

REPORTS TO OWNERS

    We will mail to you, at least annually, a report containing the Accumulated Value of your Contract (reflecting each Subaccount and the Declared Interest Option), premiums paid, withdrawals taken and charges deducted since your last report, and any other information required by any applicable law or regulation.
--------------------------------------------------------------------------------

INQUIRIES

    You may contact the Company in writing at our Administrative Office if you have any questions regarding your Contract.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate some or all of your premium payments, and transfer some or all of your Accumulated Value, to the Declared Interest Option, which is part of the General Account and pays interest at declared rates guaranteed for each Contract Year (subject to a minimum guaranteed interest rate of 3%).

    IN COMPLIANCE WITH SPECIFIC STATE INSURANCE REGULATIONS, THE DECLARED INTEREST OPTION MAY NOT BE AVAILABLE IN ALL STATES. A REGISTERED REPRESENTATIVE CAN PROVIDE INFORMATION ON THE AVAILABILITY OF THIS INVESTMENT OPTION.

    The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the Company's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Company's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts, which are included in this prospectus, are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The portion of your Accumulated Value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.
--------------------------------------------------------------------------------

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

    The Declared Interest Option accumulated value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. While we intend to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee, we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates, and any interest credited on your amounts in the Declared Interest Option in excess of the minimum guaranteed rate will be determined in the sole discretion of the Company. You, therefore, assume the risk that interest credited may not exceed the guaranteed rate.

    Occasionally, we establish new current interest rates for the Declared Interest Option. The rate applicable to your Contract is the rate in effect on your most recent Contract Anniversary. This rate will remain unchanged until your next Contract Anniversary (i.e., for your entire Contract Year). During each Contract Year, your entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during the year) is credited with the interest rate in effect for that period and becomes part of your Declared Interest Option accumulated value.

    We reserve the right to change the method of crediting interest, provided that such changes do not have the effect of reducing the guaranteed interest rate below 3% per annum, or shorten the period for which the current interest rate applies to less than a Contract Year.

    CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value is equal to:

        -   amounts allocated and transferred to it, plus

        -   interest credited, less

        -   amounts deducted, transferred or withdrawn.
--------------------------------------------------------------------------------

TRANSFERS FROM DECLARED INTEREST OPTION

    You may make an unlimited number of transfers from the Declared Interest Option to any or all of the Subaccounts in each Contract Year. The amount you transfer may not exceed 25% of the Declared Interest Option accumulated value on the date of transfer. However, if the balance after the transfer is less than $1,000, you may transfer the entire amount.
--------------------------------------------------------------------------------

PAYMENT DEFERRAL

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. We apply a charge if you make a partial withdrawal from or surrender your Contract during the first seven Contract Years.


 CONTRACT YEAR
   IN WHICH
   SURRENDER      CHARGE AS PERCENTAGE OF
    OCCURS          AMOUNT SURRENDERED
1                                7%
2                                6
3                                5
4                                4
5                                3
6                                2
7                                1
8 and after                      0

    If Surrender Charges are not sufficient to cover sales expenses, the loss will be borne by the Company; conversely, if the amount of such charges proves more than enough, the Company will retain the excess. In no event will the total Surrender Charges assessed under a Contract exceed 8.5% of the total premiums paid under that Contract.

    If the Contract is being surrendered, the Surrender Charge is deducted from the Accumulated Value in determining the Net Accumulated Value. For a partial withdrawal, the Surrender Charge may, at the election of the Owner, be deducted from the Accumulated Value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.


    AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. We may apply a Surrender Charge to any withdrawal taken during the first Contract Year. In each Contract Year after the first Contract Year, you may withdraw up to 10% of the Accumulated Value on your most recent Contract Anniversary without a Surrender Charge. If you subsequently surrender your Contract during the Contract Year, we will apply a Surrender Charge to any partial withdrawals you've taken during the Contract Year. (This right is not cumulative from Contract Year to Contract Year.)


    SURRENDER CHARGE AT THE RETIREMENT DATE. A Surrender Charge will be assessed against your Accumulated Value at the Retirement Date if you select a payment option other than options 2-5 described below (see "Payment Options"). We do not apply a Surrender Charge if you select payment options 3 or 5. If you select payment options 2 or 4, we assess a Surrender Charge by adding the number of years for which payments will be made to the number of Contract Years since your Contract inception and applying this sum in the table of Surrender Charges.

    WAIVER OF SURRENDER CHARGE. We reserve the right to waive the Surrender Charge after your first Contract Year if the Annuitant is terminally ill (as defined in your Contract), stays in a qualified nursing center for 90 days, or is required to satisfy minimum distribution requirements in accordance with the Code. We must receive written notification, before the Retirement Date, at the Administrative Office in order to activate this waiver.

--------------------------------------------------------------------------------

ANNUAL ADMINISTRATIVE CHARGE

    We currently apply an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date. We guarantee that this charge will not exceed $45 annually. We deduct this charge from your Accumulated Value and use it to reimburse us for administrative expenses relating to your Contract. We will make the withdrawal from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. We do not assess this charge during the annuity payment period.

    We currently waive the annual administrative charge:


        - in the first Contract Year with an initial premium payment of $50,000, or


        -   upon a Net Accumulated Value of $50,000 on your Contract
            Anniversary.

    We may terminate this privilege at any time.
--------------------------------------------------------------------------------

TRANSFER PROCESSING FEE

    We waive the transfer processing fee for the first twelve transfers during a Contract Year, but may assess a $25 charge for each subsequent transfer. We will deduct this fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.
--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE

    We apply a daily mortality and expense risk charge at an annual rate of 1.40% (daily rate of 0.0038091%) (approximately 1.01% for mortality risk and 0.39% for expense risk). This charge is used to compensate the Company for assuming mortality and expense risks.

    The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Through these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk also includes a guarantee to pay a death benefit if the Owner/Annuitant dies before the Retirement Date. The expense risk we assume is that the annual administrative charge and transfer processing fees may be insufficient to cover actual future expenses.

    We may realize a profit from this charge and we may use such profit for any lawful purpose including paying distribution expenses.
--------------------------------------------------------------------------------

INVESTMENT OPTION EXPENSES

    The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. (See the Expense Tables in this prospectus and the accompanying Investment Option prospectuses.)
--------------------------------------------------------------------------------

PREMIUM TAXES

    Currently, we do not charge for premium taxes levied by various states and other governmental entities on annuity contracts issued by insurance companies. These taxes range up to 3.5% and are subject to change. We reserve the right, however, to deduct such taxes from Accumulated Value.

--------------------------------------------------------------------------------

OTHER TAXES

    Currently, we do not charge for any federal, state or local taxes incurred by the Company which may be attributable to the Account or the Contracts. We reserve the right, however, to make such a charge in the future.

--------------------------------------------------------------------------------

PAYMENT OPTIONS
--------------------------------------------------------------------------------

    Your Contract ends on the Retirement Date. At that time, your Net Accumulated Value will be applied under a payment option, unless you elect to receive this amount in a single sum. Should you not elect a payment option on the Retirement Date, proceeds will be paid as a life income annuity with payments guaranteed for ten years.

    Prior to the Retirement Date, you may have your Net Accumulated Value applied under a payment option, or a Beneficiary can have the death benefit applied under a payment option. In either case, the Contract must be surrendered for a lump sum payment to be made, or a supplemental contract to be issued for the payment option.

    We have provided a description of the available payment options below. The term "payee" means a person who is entitled to receive payment under that option. All payment options offer a fixed and guaranteed amount to be paid during the annuity payment period, independent of the investment experience of the Account.
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

    While the Annuitant is living, you may elect, revoke or change a payment option at any time before the Retirement Date. Upon an Annuitant's death, if a payment option is not in effect or if payment will be made in one lump sum under an existing option, the Beneficiary may elect one of the options after the death of the Owner/Annuitant.

    We will initiate an election, revocation or change of a payment option upon receipt of your written request at the Administrative Office.

    We reserve the right to refuse the election of a payment option, other than in a lump sum, if:

           1)  the total payments would be less than $2,000;

           2)  each payment would be less than $20; or

           3) the payee is an assignee, estate, trustee, partnership, corporation or association.
--------------------------------------------------------------------------------

DESCRIPTION OF OPTIONS

    OPTION 1--INTEREST INCOME. The proceeds are left with the Company to earn a set interest rate. The payee may elect to have the interest paid monthly, quarterly, semi-annually or annually. Under this option, the payee may withdraw part or all of the proceeds at any time.

    OPTION 2--INCOME FOR A FIXED TERM. The proceeds are paid in equal installments for a fixed number of years.

    OPTION 3--LIFE INCOME OPTION WITH TERM CERTAIN. The proceeds are paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a specified number of years. Under this option, at the death of a payee having no Beneficiary (or where the Beneficiary died prior to the payee), the present value of the dollar amount of any remaining guaranteed payments will be paid in one lump sum to the executors or administrators of the payee's estate. Also under this option, if any Beneficiary dies while receiving payment, the present value of the dollar amount of any remaining guaranteed payments will be paid in one lump sum to the executors or administrators of the Beneficiary's estate. The amount to be paid is calculated as of the date of death of the payee, or Beneficiary if applicable.

    OPTION 4--INCOME FOR FIXED AMOUNT. The proceeds are paid in equal installments (at intervals elected by the payee) for a specific amount and will continue until all the proceeds plus interest are exhausted.

    OPTION 5--JOINT AND TWO-THIRDS TO SURVIVOR MONTHLY LIFE INCOME. The proceeds are paid in equal installments while two joint payees live. When one payee dies, future proceeds equal to two-thirds of the initial payment will be made to the survivor for their lifetime.

    The amount of each payment is calculated from the tables in the Contract which apply to that particular option using the payee's age and sex. Age is determined as the last birthday at the date of the first payment.

    ALTERNATE PAYMENT OPTIONS. The Company may make available alternative payment options.

--------------------------------------------------------------------------------

YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    We may advertise, or include in sales literature, yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may also advertise, or include in sales literature, performance relative to certain performance rankings and indices compiled by independent rating organizations. You may refer to the Statement of Additional Information for more detailed information relating to performance.

    The effective yield and total return calculated for each Subaccount is based on the investment performance of the corresponding Investment Option, which includes the Investment Option's total operating expenses. (See the accompanying Investment Option prospectuses.)

    The yield of a Subaccount (except the Prime Reserve Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. This yield is calculated by assuming that the income generated during that 30-day or one-month period is generated each period over 12-months and is shown as a percentage of the investment.

    The yield of the Prime Reserve Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. This yield is calculated by assuming that the income generated for that seven-day period is generated each period for 52 weeks and is shown as a percentage of the investment. The effective yield is calculated similiarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    The total return of a Subaccount refers to return quotations of an investment in a Subaccount for various periods of time. Total return figures are provided for each Subaccount for one, five and ten year periods, respectively. For periods prior to the date the Account commenced operations, performance information is calculated based on the performance of the Investment Options and the assumption that the Subaccounts were in existence for those same periods, with the level of Contract charges which were in effect at inception of the Subaccounts.

    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any Surrender Charge that would apply if you terminated your Contract at the end of each period indicated, but excluding any deductions for premium taxes).

    In addition to standardized average annual total return, non-standardized total return information may be used in advertisements or sales literature. Non-standardized return information will be computed on the same basis as described above, but does not include a Surrender Charge. In addition, the Company may disclose cumulative total return for Contracts funded by Subaccounts.

    Each Investment Option's yield, and standardized and non-standardized average annual total returns may also be disclosed, which may include investment periods prior to the date the Account commenced operations. Non-standardized performance data will only be disclosed if standardized performance data is also disclosed. Please refer to the Statement of Additional Information for additional information regarding the calculation of other performance data.

    In advertising and sales literature, Subaccount performance may be compared to the performance of other issuers of variable annuity contracts which invest in mutual fund portfolios with similar investment objectives. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers according to investment objectives on an industry-wide basis.

    The rankings provided by Lipper include variable life insurance issuers as well as variable annuity issuers, whereas the rankings provided by VARDS compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deductions for operating expenses. Other independent ranking services and indices may also be used as a source of performance comparison.

    We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

    This discussion is based on the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of these current tax laws and interpretations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

    A Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). A Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The effect of federal income taxes on amounts held under a Contract or annuity payments, and on the economic benefit to the Owner, the Annuitant or the Beneficiary depends on the type of retirement plan, the tax and employment status of the individual concerned, and the Company's tax status. In addition, an individual must satisfy certain requirements in connection with:

        - purchasing a Qualified Contract with proceeds from a tax-qualified plan, and

        -   receiving distributions from a Qualified Contract

    in order to continue to receive favorable tax treatment.

    Therefore, purchasers of Qualified Contracts are encouraged to seek competent legal and tax advice regarding the suitability and tax considerations specific to their situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
--------------------------------------------------------------------------------

TAX STATUS OF THE CONTRACT

    The Company believes that the Contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in Accumulated Value will not be taxable until monies are received from the Contract, either in the form of annuity payments or in some other form. The following Code requirement must be met in order to be subject to annuity contract treatment for tax purposes:

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity contract for federal tax purposes. The Account, through each Investment Option, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in each Subaccount may be invested. We do not have control over the Funds or their investments. Nonetheless, the Company believes that each Investment Option in which the Account owns shares will meet the diversification requirements.

    OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable annuity contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Contract Owner has additional flexibility in allocating premium payments and Accumulated Values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the assets of the Account.

    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that:

        - if any Owner dies on or after the Retirement Date but before the interest in the Contract has been fully distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and


        - if any Owner dies prior to the Retirement Date, the interest in the Contract will be distributed within five years after the date of the Owner's death.


    These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's designated Beneficiary is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the designated Beneficiary is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

    Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.
--------------------------------------------------------------------------------

TAXATION OF ANNUITIES

THE FOLLOWING DISCUSSION ASSUMES THAT THE CONTRACTS WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

    IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs through a partial withdrawal, surrender or annuity payment. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulated Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

    NON-NATURAL OWNER. A non-natural owner of an annuity contract generally must include any excess of cash value over the "investment in the contract" as income during the taxable year. However, there are some exceptions to this rule. Certain Contracts will generally be treated as held by a natural person if:

        - the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person (but not in the case of certain non-qualified deferred compensation arrangements);

        - the Contract is acquired by an estate of a decedent by reason of the death of the decedent;

        -   the Contract is issued in connection with certain Qualified Plans;

        - the Contract is purchased by an employer upon the termination of certain Qualified Plans;

        - the Contract is used in connection with a structured settlement agreement; or

        - the Contract is purchased with a single payment within a year of the annuity starting date and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    A prospective Owner that is not a natural person should discuss these exceptions with their tax adviser.

    THE FOLLOWING DISCUSSION GENERALLY APPLIES TO CONTRACTS OWNED BY NATURAL PERSONS.

    PARTIAL WITHDRAWALS. Under Section 72(e) of the Code, if a partial withdrawal is taken from a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the investment in the Contract can be zero. Special tax rules may be available for certain distributions from Qualified Contracts, and special rules apply to distributions from Roth IRAs.

    Under Section 72(e) of the Code, if a partial withdrawal is taken from a Non-Qualified Contract, amounts received are generally first treated as taxable income to the extent that the Accumulated Value immediately before the partial withdrawal exceeds the investment in the Contract at that time. Any additional amount withdrawn is not taxable.

    In the case of a surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the investment in the Contract.

    Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another and the contract received is treated as a new contract for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions and prospective Owners wishing to take advantage of
    Section 1035 should consult their tax adviser.

    ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. Stated differently, prior to recovery of the investment in the contract, generally, there is no tax on the amount of each payment which represents the same ratio that the investment in the contract bears to the total expected value of the annuity payments for the term of the payment; however, the remainder of each income payment is taxable. After the investment in the contract is recovered, the full amount of any additional annuity payments is taxable. Special rules apply to distributions from Roth IRAs.

    TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of the death of the Owner. Generally, such amounts are includible in the income of the recipient as follows:

        - if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or

        - if distributed under a payment option, they are taxed in the same way as annuity payments.

    For these purposes, the investment in the Contract remains the amount of any purchase payments which were not excluded from gross income.

    PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, a 10% federal tax penalty may be imposed. However, generally, there is no penalty applied on distributions:

        -   made on or after the taxpayer reaches age 59 1/2;

        - made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

        -   attributable to the taxpayer becoming disabled;

        - as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

        - made under certain annuities issued in connection with structured settlement agreements; and

        - made under an annuity contract that is purchased with a single premium when the retirement date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.

    Other tax penalties may apply to certain distributions under a Qualified Contract. Contract Owners should consult their tax adviser.
--------------------------------------------------------------------------------

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

    Certain tax consequences may result upon:

        -   a transfer of ownership of a Contract,

        - the designation of an Annuitant, payee or other Beneficiary who is not also the Owner,

        -   the selection of certain Retirement Dates, or

        -   the exchange of a Contract.

    An Owner contemplating any of these actions should consult their tax adviser.
--------------------------------------------------------------------------------

WITHHOLDING

    Generally, distributions from a Contract are subject to withholding of federal income tax at a rate which varies according to the type of distribution and the Owner's tax status.

    Eligible rollover distributions from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An "eligible rollover distribution" is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.
--------------------------------------------------------------------------------

MULTIPLE CONTRACTS

    All non-qualified deferred annuity contracts entered into after October 21, 1988 that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in gross income under Section 72(e). This rule could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract.

--------------------------------------------------------------------------------

TAXATION OF QUALIFIED PLANS

    The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

        -   contributions in excess of specified limits;

        -   distributions prior to age 59 1/2 (subject to certain exceptions);

        - distributions that do not conform to specified commencement and minimum distribution rules; and

        -   other specified circumstances.

    Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract Owners, the Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. For qualified plans under Section 401(a), 403(a), 403(b) and 457, the Code requires that distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age
    70 1/2. For Roth IRAs under Section 408A, distributions are not required during the Owner's (or plan participant's) lifetime. Brief descriptions follow of the various types of qualified retirement plans available in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of the Code.


    INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.


    Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

    SIMPLE IRAS. Section 408(p) of the Code permits small employers to establish SIMPLE IRAs under which employees may elect to defer a percentage of their compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a SIMPLE IRA are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

    ROTH IRAS. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made:

        -   before age 59 1/2 (subject to certain exceptions), or

        - during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

    TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

        - elective contributions made in years beginning after December 31, 1988;

        -   earnings on those contributions; and

        - earnings in such years on amounts held as of the last year beginning before January 1, 1989.

    Distribution of those amounts may only occur upon:

        -   death of the employee,

        -   attainment of age 59 1/2,

        -   separation from service,

        -   disability, or

        -   financial hardship.

    In addition, income attributable to elective contributions may not be distributed in the case of hardship.

    RESTRICTIONS UNDER QUALIFIED CONTRACTS. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.
--------------------------------------------------------------------------------

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

    The Company currently makes no charge to the Subaccounts for any Federal, state or local taxes that we incur which may be attributable to such Subaccounts or the Contracts. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that the Company determines to be properly attributable to the Subaccounts or to the Contracts.

--------------------------------------------------------------------------------

OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of current law. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. You should consult your tax adviser for further information.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

    The Contracts will be offered to the public on a continuous basis. We do not anticipate discontinuing the offering of the Contracts, but reserve the right to do so. Applications for Contracts are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell the variable annuity contracts for the Company, are also registered representatives of SFB Fund Distributor, broker-dealers having selling agreements with SFB Fund Distributor or broker-dealers having selling agreements with such broker-dealers. SFB Fund Distributor is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

    SFB Fund Distributor serves as the principal underwriter, as defined in the 1940 Act, of the Contracts for the Account pursuant to an Underwriting Agreement between the Company and SFB Fund Distributor and is not obligated to sell any specific number of Contracts. SFB Fund Distributor's principal business address is the same as that of the Company.

    The Company may pay broker-dealers with selling agreements up to an amount equal to 7% of the premiums paid under a Contract during the first Contract Year, 3.75% of the premiums paid in the second through sixth Contract Years and 1.25% of the premiums paid in the seventh and subsequent Contract Years, as well as other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts that are not described under "Charges and Deductions."

--------------------------------------------------------------------------------

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------


    The Company, like other life insurance companies, is involved in lawsuits. Currently, there are two class action lawsuits naming the Company as a defendant, but neither involves the Account. The Company has entered into a Stipulation of Settlement in one of the class action lawsuits, and such settlement has received final approval from the Court. The Company has evaluated the impact of this settlement on the Company's statutory financial statements and has concluded that the ultimate resolution of this matter will not materially affect the Company's financial position or results of operation. Plaintiff's counsel in the other class action lawsuit has agreed to voluntarily dismiss such lawsuit. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Account or the Company.

--------------------------------------------------------------------------------

VOTING RIGHTS
--------------------------------------------------------------------------------

    To the extent required by law, the Company will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

    The number of votes you have the right to instruct will be calculated separately for each Subaccount in which you have Accumulated Value, and may include fractional votes. (You only have voting interest prior to the Retirement Date.) The number of votes attributable to a Subaccount is determined by dividing your Accumulated Value in that Subaccount by the net asset value per share of the Investment Option of the corresponding Subaccount.

    The number of votes of an Investment Option which are available to you is determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. For each Subaccount in which you have a voting interest, you will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.

    The Company will vote Fund shares attributable to Contracts as to which no timely instructions are received (as well as any Fund shares held in the Account which are not attributable to Contracts) in proportion to the voting instructions received with respect to all Contracts participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.
--------------------------------------------------------------------------------

YEAR 2000
--------------------------------------------------------------------------------

    Like other investment funds, financial and business organizations and individuals around the world, the Account could be adversely affected if the computer systems used by the Company and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. We have completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. We have and will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. We anticipate completing the Year 2000 project prior to any anticipated impact on our operating systems.

    The Company believes it has completed the Year 2000 modifications based on management's best estimates, which were derived utilizing numerous assumptions of future events. We also recognize there are outside influences and dependencies relative to our Year 2000 effort, over which we have little or no control. However, we are putting effort into ensuring these considerations will have minimal impact. These would include the continued availability of certain resources, third party modification plans and many other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated.
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    The audited statutory statements of admitted assets, liabilities and stockholders' equity of the Company as of December 31, 1998 and 1997, and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, as well as the related financial statement schedules and Independent Auditors' Report are contained in the Statement of Additional Information. No financial information for the Account is included because the Account had not commenced operations as of the date of this prospectus.

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
                                                                           -----
ADDITIONAL CONTRACT PROVISIONS...........................................    1
      The Contract.......................................................    1
      Incontestability...................................................    1
      Misstatement of Age or Sex.........................................    1
      Non-Participation..................................................    1
CALCULATION OF YIELDS AND TOTAL RETURNS..................................    1
      Prime Reserve Subaccount Yields....................................    1
      Other Subaccount Yields............................................    2
      Average Annual Total Returns.......................................    3
      Other Total Returns................................................    5
      Effect of the Administrative Charge on Performance Data............    5
LEGAL MATTERS............................................................    5
EXPERTS..................................................................    5
OTHER INFORMATION........................................................    6
FINANCIAL STATEMENTS.....................................................    6

                              TEAR AT PERFORATION

If you would like a copy of the Statement of Additional Information, please complete the information below and detach and mail this card to the Company at the address shown on the cover of this prospectus.

Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City, State, Zip
-------------------------------------------------------------------------------

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                              1401 Livingston Lane
                           Jackson, Mississippi 39213
                                 1-877-249-3691

                   SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT

         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

This Statement of Additional Information contains additional information to the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Southern Farm Bureau Life Insurance Company (the "Company"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Contract, and the selected Investment Options of T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Fidelity Variable Insurance Products Funds. The Prospectus for the Contract is dated the same as this Statement of Additional information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.

                                       , 1999

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                             PAGE
                                                                             ---
ADDITIONAL CONTRACT PROVISIONS.............................................   1
      The Contract.........................................................   1
      Incontestability.....................................................   1
      Misstatement of Age or Sex...........................................   1
      Non-Participation....................................................   1
CALCULATION OF YIELDS AND TOTAL RETURNS....................................   1
      Prime Reserve Subaccount Yields......................................   1
      Other Subaccount Yields..............................................   2
      Average Annual Total Returns.........................................   3
      Other Total Returns..................................................   5
      Effect of the Administrative Fee On Performance Data.................   5
LEGAL MATTERS..............................................................   5
EXPERTS....................................................................   5
OTHER INFORMATION..........................................................   6
FINANCIAL STATEMENTS.......................................................   6

--------------------------------------------------------------------------------

ADDITIONAL CONTRACT PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT

    The Contract includes the application and all other attached papers. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.
--------------------------------------------------------------------------------

INCONTESTABILITY

    We will not contest the Contract from its Contract Date.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the Annuitant has been misstated, we will pay that amount which the proceeds would have purchased at the correct age and sex.
--------------------------------------------------------------------------------

NON-PARTICIPATION

    The Contracts are not eligible for dividends and will not participate in the Company's divisible surplus.

--------------------------------------------------------------------------------

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    The Company may disclose yields, total returns and other performance data for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.
--------------------------------------------------------------------------------

PRIME RESERVE SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield of the Prime Reserve Subaccount for a seven-day period. This figure is computed by determining the net change (exclusive or realized gains and losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract with a balance of 1 unit at the beginning of the period, dividing this net change by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

    The net change in account value reflects:

        - net income from the Investment Option attributable to the hypothetical account; and

        - charges and deductions imposed under the Contract attributable to the hypothetical account.

    The charges and deductions include per unit charges for the hypothetical account for:

        -   the annual administrative fee and

        -   the mortality and expense risk charge.

    For purposes of calculating current yields for a Contract, an average per unit administrative fee is used based on the $30 administrative fee deducted at the beginning of each Contract Year. Current yield will be calculated according to the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS = the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =  per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =  the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:

NCS = the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =  per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =  the unit value for the first day of the seven-day period.

    The yield for the Prime Reserve Subaccount will be lower than the yield for the Prime Reserve Investment Option due to the charges and deductions imposed under the Contract.

    The current and effective yields of the Prime Reserve Subaccount normally fluctuate on a daily basis and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The actual yield is affected by:

        -   changes in interest rates on money market securities,

        -   the average portfolio maturity of the Prime Reserve Investment
            Option,

        - the quality of portfolio securities held by this Investment Option, and

        -   the operating expenses of the Prime Reserve Investment Option.

    Yields may also be presented for other periods of time.
--------------------------------------------------------------------------------

OTHER SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield of one or more of the Subaccounts (except the Prime Reserve Subaccount) for a Contract for 30-day or one month periods. The annualized yield of a Subaccount refers to income generated by that Subaccount during a 30-day or one-month period which is assumed to be generated each period over a 12-month period.

    The yield is computed by:

        1) dividing net investment income of the Investment Option attributable to the Subaccount units less Subaccount expenses for the period; by

        2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by

        3)  compounding that yield for a six-month period; and by

        4)  multiplying that result by 2.

    The annual administrative fee (deducted at the beginning of each Contract
    Year) and mortality and expense risk charge are included in expenses of the Subaccounts. For purposes of calculating the 30-day or one-month yield, an estimated average administrative fee per dollar of Contract value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

                                     6
Yield = 2 X ((NI - ES)/(U X UV)) + 1)   - 1

Where:

NI   =  net income of the Investment Option for the 30-day or one-month period attributable to the Subaccount's units.

ES   =  expenses of the Subaccount for the 30-day or one-month period.

U    =  the average number of units outstanding.

UV   =  the unit value at the close of the last day in the 30-day or one-month period.

    The yield for each Subaccount will be lower than the yield for the corresponding Investment Option due to the various charges and deductions imposed under the Contract.

    The yield for each Subaccount normally will fluctuate over time and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield is affected by the quality of portfolio securities held by the corresponding Investment Option and its operating expenses.

    The Surrender Charge is not considered in the yield calculation.
--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns for the Subaccounts for various periods of time, including periods before the Subaccounts were in existence. Total return figures are provided for each Subaccount for one, five and ten year periods. Average annual total returns may also be disclosed for other periods of time.

    Adjusted historic average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The last date of each period is the most recent month-end practicable.


    Adjusted historic average annual total returns for each Subaccount are calculated based on the assumption that the Subaccounts were in existence during the stated periods with the level of Contract charges which were in effect at the inception of each Subaccount. For purposes of calculating average annual total return, an average annual administrative fee per dollar of Contract value is used. The calculation also assumes surrender of the Contract at the end of the period. The total return will then be calculated according to the following formula:

            1/N
TR = ((ERV/P)   ) - 1

Where:

TR   =  the average annual total return net of Subaccount recurring charges.

ERV = the ending redeemable value (net of any applicable Surrender Charge) of the hypothetical account at the end of the period.

P    =  a hypothetical initial payment of $1,000.

N    =  the number of years in the period.

    The adjusted historic average annual total return information for the Subaccounts is as follows:



                                                     FOR THE      FOR THE      FOR THE      FOR THE PERIOD
                                                      1-YEAR       5-YEAR      10-YEAR       FROM DATE OF
                                                      PERIOD       PERIOD       PERIOD       INCEPTION OF
                                                      ENDED        ENDED        ENDED      INVESTMENT OPTION
SUBACCOUNT                                           12/31/98     12/31/98     12/31/98       TO 12/31/98
T. Rowe Price Series, Inc.
  T. Rowe Price Equity Income Portfolio(1)            (0.15)%         --           --           18.15%
  T. Rowe Price Mid-Cap Growth Portfolio(2)           11.95           --           --           15.11
  T. Rowe Price Personal Strategy Balanced
  Portfolio(4)                                         4.74           --           --           15.75
T. Rowe Price Fixed Income Series, Inc.
  T. Rowe Price Limited-Term Bond Portfolio(3)        (1.81)          --           --            4.03
  T. Rowe Price Prime Reserve Portfolio(2)            (3.66)          --           --            0.45
Fidelity Variable Insurance Products Funds
  VIP Growth Portfolio(5)                             29.29        19.31%       17.71%          15.67
  VIP High Income Portfolio(6)                       (12.61)        6.45         9.38            9.40
  VIP Overseas Portfolio(7)                            3.28         7.34         8.38            6.90
  VIP Contrafund Portfolio(8)                         19.78           --           --           25.85
  VIP Index 500 Portfolio(9)                          18.11        21.28           --           19.35



        (1) The T. Rowe Price Equity Income Portfolio commenced operations on March 31, 1994.



        (2) The T. Rowe Price Mid-Cap Growth and T. Rowe Price Prime Reserve Portfolios commenced operations on December 31, 1996.



        (3) The T. Rowe Price Limited-Term Bond Portfolio commenced operations on May 13, 1994.



        (4) The T. Rowe Price Personal Strategy Balanced Portfolio commenced operations on December 30, 1994.


        (5)   The Growth Portfolio commenced operations on October 9, 1986.

        (6)   The High Income Portfolio commenced operations on September 19,
              1985.

        (7)   The Overseas Portfolio commenced operations on January 28, 1987.

        (8)   The Contrafund Portfolio commenced operations on January 3, 1995.


        (9)  The Index 500 Portfolio commenced operations on August 27, 1992.

--------------------------------------------------------------------------------

OTHER TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns which do not reflect the Surrender Charge. These figures are calculated in the same manner as average annual total returns described above, however, the Surrender Charge is not taken into account at the end of the period.

    We may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1

Where:

CTR = The cumulative total return net of Subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P    =  A hypothetical single payment of $1,000.

--------------------------------------------------------------------------------

EFFECT OF THE ADMINISTRATIVE FEE ON PERFORMANCE DATA

    We apply an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date. This charge is deducted from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. For purposes of reflecting the administrative fee in yield and total return quotations, this annual charge is converted into a per-dollar per-day charge based on the average value of all Contracts in the Account on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

--------------------------------------------------------------------------------

LEGAL MATTERS
--------------------------------------------------------------------------------

    All matters relating to Mississippi law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Joseph A. Purvis, Esquire, Vice President and General Counsel of the Company. Sutherland Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.

--------------------------------------------------------------------------------

EXPERTS
--------------------------------------------------------------------------------


    The statutory statements of admitted assets, liabilities and stockholders' equity of the Company at December 31, 1998 and 1997 and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and related financial statement schedules, appearing herein, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

OTHER INFORMATION
--------------------------------------------------------------------------------

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contract discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Contract and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    The Company's statutory-basis financial statements included in this Statement of Additional Information should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Southern Farm Bureau Life Insurance Company:


We have audited the accompanying statutory statements of admitted assets, liabilities and stockholders' equity of Southern Farm Bureau Life Insurance Company as of December 31, 1998 and 1997, and the related statutory statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As described more fully in note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.



In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Southern Farm Bureau Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 1998.



Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and stockholders' equity of Southern Farm Bureau Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, on the basis of accounting described in note 1.



Our audits were made for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The supplementary information included in Schedule 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.



                                          KPMG Peat Marwick LLP



Jackson, Mississippi
April 30, 1999

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                    STATUTORY STATEMENTS OF ADMITTED ASSETS,
                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                             DECEMBER 31,
                                                      JUNE 30,      -------------------------------
                                                        1999             1998             1997
                                                   --------------   --------------   --------------
                                                    (UNAUDITED)
ADMITTED ASSETS
Investments:
  Bonds, at amortized cost (approximate fair
    value of $3,749,255,000 in 1999 (unaudited),
    $3,533,805,303 in 1998 and $3,386,218,638 in
    1997)                                          $3,531,653,111   $3,431,897,156   $3,276,469,563
  Stocks:
    Preferred stocks, at cost (approximate fair
      value of $62,847,897 in 1999 (unaudited),
      $79,801,240 in 1998 and $49,164,515 in
      1997)                                            55,832,499       71,814,049       41,487,974
    Common stocks, at approximate fair value
      (cost of $229,788,011 in 1999 (unaudited),
      $213,619,466 in 1998 and $143,322,990 in
      1997)                                           356,099,520      318,852,293      260,149,169
                                                   --------------   --------------   --------------
            Total stocks                              411,932,019      390,666,342      301,637,143
                                                   --------------   --------------   --------------

  Mortgage and other loans                            829,116,781      786,222,681      753,916,240
  Real estate:
    Home office property, at cost, less
      accumulated depreciation of $14,295,554 in
      1999 (unaudited), $13,811,838 in 1998 and
      $12,839,548 in 1997                              18,475,661       18,959,377       19,931,668
    Real estate held for investment, at cost,
      less accumulated depreciation of
      $28,668,889 in 1999 (unaudited),
      $27,136,380 in 1998 and $24,218,009 in 1997      86,190,721       86,891,105       90,598,511
                                                   --------------   --------------   --------------
            Total real estate                         104,666,382      105,850,482      110,530,179
                                                   --------------   --------------   --------------

  Investment in subsidiaries                           51,882,663       51,754,100       48,443,968
  Partnership interests, at approximate equity in
    net assets                                        149,316,531      130,875,189       85,179,307
  Short-term investments, at cost which
    approximates fair value                           149,141,681      118,756,829      168,279,487
  Cash (bank overdraft)                               (13,602,260)       8,497,319        6,403,731
  Policy loans                                        318,812,853      318,037,334      312,204,990
                                                   --------------   --------------   --------------
            Total investments                       5,532,919,761    5,342,557,432    5,063,064,608
                                                   --------------   --------------   --------------

Premiums deferred and uncollected                      68,181,259       64,648,786       60,653,706
Accrued investment income                              61,771,279       69,804,186       64,417,057
Due from subsidiaries and other affiliates             10,585,101        5,966,173               --
Other receivables                                       7,330,827        7,235,048       15,089,129
                                                   --------------   --------------   --------------
                                                   $5,680,788,227   $5,490,211,625   $5,203,224,500
                                                   --------------   --------------   --------------
                                                   --------------   --------------   --------------



                                                                     (continued)

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY



                    STATUTORY STATEMENTS OF ADMITTED ASSETS,


                LIABILITIES AND STOCKHOLDERS' EQUITY (CONTINUED)



                                                                             DECEMBER 31,
                                                      JUNE 30,      -------------------------------
                                                        1999             1998             1997
                                                   --------------   --------------   --------------
                                                    (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Aggregate reserves for all policies:
  Life and annuity policies and contracts          $4,484,126,812   $4,359,074,071   $4,152,300,370
  Accident and health contracts                        19,202,937       18,362,622       16,102,881
  Supplementary contracts                              17,369,059       16,541,043       14,655,639
                                                   --------------   --------------   --------------
            Total policy reserves                   4,520,698,808    4,393,977,736    4,183,058,890
                                                   --------------   --------------   --------------

Policy and contract claims                             14,976,838       13,473,216       13,256,755
Policyholders' funds:
  Premiums received in advance                          1,521,766        1,727,335        1,815,317
  Funds on deposit                                      4,680,708        4,778,016        5,038,203
  Accrued policy dividends                             53,154,099       53,352,746       51,844,349
  Dividends left on deposit                           290,931,291      289,218,369      283,100,673
                                                   --------------   --------------   --------------
            Total policyholders' funds                350,287,864      349,076,466      341,798,542
                                                   --------------   --------------   --------------
General liabilities:
  Taxes, other than federal income taxes                3,423,569        1,971,802        1,361,065
  Federal income taxes                                  2,145,493       11,724,668       17,234,619
  Due to subsidiaries and other affiliates              3,129,162               --        6,392,449
  Commissions                                           5,193,482        5,421,136        5,442,871
  Accounts payable and other liabilities               57,154,798       44,537,498       41,106,458
                                                   --------------   --------------   --------------
            Total general liabilities                  71,046,504       63,655,104       71,537,462
                                                   --------------   --------------   --------------
Interest maintenance reserve                            6,797,399        1,574,542               --
Asset valuation reserve                               143,674,864      115,436,921      104,293,580
                                                   --------------   --------------   --------------
            Total liabilities                       5,107,482,277    4,937,193,985    4,713,945,229
                                                   --------------   --------------   --------------
Stockholders' equity:
  Common stock of $100 par value. Authorized
    20,000 shares; issued and outstanding 15,000
    shares                                              1,500,000        1,500,000        1,500,000
  Additional paid-in capital                              400,000          400,000          400,000
  Unassigned surplus                                  571,405,950      551,117,640      487,379,271
                                                   --------------   --------------   --------------
            Total stockholders' equity                573,305,950      553,017,640      489,279,271
                                                   --------------   --------------   --------------
                                                   $5,680,788,227   $5,490,211,625   $5,203,224,500
                                                   --------------   --------------   --------------
                                                   --------------   --------------   --------------


SEE ACCOMPANYING NOTES TO STATUTORY FINANCIAL STATEMENTS.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                        STATUTORY STATEMENTS OF EARNINGS


                                                   SIX MONTHS ENDED JUNE 30,               YEARS ENDED DECEMBER 31
                                                  ----------------------------  ---------------------------------------------
                                                      1999           1998           1998           1997            1996
                                                  -------------  -------------  -------------  -------------  ---------------
                                                          (UNAUDITED)
Income:
Premiums and other considerations:
  Life premiums                                   $ 178,534,337  $ 169,327,323  $ 331,189,590  $ 314,927,656  $   302,950,182
  Annuity premiums                                  121,525,220     99,789,290    172,009,262    215,817,937      200,599,010
  Accident and health premiums                        8,742,611      7,949,140     18,137,970     16,173,084       15,305,360
  Supplementary contracts and dividend
    accumulations                                    19,911,954     23,989,775     42,235,814     39,382,248       36,057,653
  Reserve adjustments on reinsurance ceded                   --             --             --             --    1,748,108,719
  Investment income, net of expenses of
    $15,854,298 for the period ending June 30,
    1999 (unaudited), $15,630,999 for the period
    ending June 30, 1998 (unaudited),
    $32,049,675 in 1998, $29,341,149 in 1997 and
    $27,442,487 in 1996                             179,039,380    176,912,403    366,228,843    349,238,424      324,075,374
  Other                                                 245,019        369,516        681,237        609,435          641,115
                                                  -------------  -------------  -------------  -------------  ---------------
    Total income                                    507,998,521    478,337,447    930,482,716    936,148,784    2,627,737,413
                                                  -------------  -------------  -------------  -------------  ---------------
Benefits and reserve changes:
  Death benefits                                     44,816,384     37,421,181     73,326,829     72,994,836       67,240,693
  Accident and health benefits                        3,656,161      3,363,623      8,019,614      7,190,793        6,944,738
  Surrender and other life insurance benefits       139,433,512    143,731,323    258,042,065    213,738,412      177,532,124
  Annuity benefits                                   14,846,703     16,250,166     29,744,958     26,503,534       20,875,978
  Net increase in aggregate reserves, certain
    funds on deposit, and loading on deferred
    and uncollected premiums                        135,312,206    109,375,410    219,827,805    291,169,406    2,054,523,204
  Interest on policy and contract funds                 546,695        562,635      1,019,198        945,255          835,473
  Payments on dividend accumulations and
    supplementary contracts                          24,685,972     23,607,583     44,873,650     43,804,449       40,131,441
                                                  -------------  -------------  -------------  -------------  ---------------
    Total benefits and reserve changes              363,297,633    334,311,921    634,854,119    656,346,685    2,368,083,651
                                                  -------------  -------------  -------------  -------------  ---------------
Other operating expenses:
  Commissions                                        27,836,110     26,178,566     51,354,641     54,675,690       55,401,051
  General insurance expenses                         38,162,897     37,999,123     74,661,182     76,928,424       72,975,326
  Taxes, licenses and fees                            6,643,486      6,543,900     12,300,466     11,467,132       12,548,639
                                                  -------------  -------------  -------------  -------------  ---------------
    Total other operating expenses                   72,642,493     70,721,589    138,316,289    143,071,246      140,925,016
                                                  -------------  -------------  -------------  -------------  ---------------
Earnings before policyholders' dividends,
  federal income taxes and realized investment
  gains                                              72,058,395     73,303,937    157,312,308    136,730,853      118,728,746
Policyholders' dividends                             27,180,327     26,176,932     51,640,910     50,166,848       48,490,669
                                                  -------------  -------------  -------------  -------------  ---------------
  Earnings before federal income taxes and
    realized investment gains                        44,878,068     47,127,005    105,671,398     86,564,005       70,238,077
Federal income taxes                                 21,714,717     22,690,000     40,119,044     43,137,767       43,482,639
                                                  -------------  -------------  -------------  -------------  ---------------
  Earnings before realized investment gains          23,163,351     24,437,005     65,552,354     43,426,238       26,755,438
Realized investment gains                            21,568,173     24,614,114     27,736,157     60,725,757       37,779,227
Adjusted for:
  Federal income taxes                               (7,548,861)    (8,614,940)   (10,258,983)   (21,987,458)     (13,672,777)
  Transfer to interest maintenance reserve           (6,461,390)            --     (5,354,235)    (7,694,113)      (4,994,498)
                                                  -------------  -------------  -------------  -------------  ---------------
Realized investment gains, net                        7,557,922     15,999,174     12,122,939     31,044,186       19,111,952
                                                  -------------  -------------  -------------  -------------  ---------------
Net earnings                                      $  30,721,273  $  40,436,179  $  77,675,293  $  74,470,424  $    45,867,390
                                                  -------------  -------------  -------------  -------------  ---------------
                                                  -------------  -------------  -------------  -------------  ---------------


SEE ACCOMPANYING NOTES TO STATUTORY FINANCIAL STATEMENTS.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

            STATUTORY STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                  ADDITIONAL
                                                       COMMON      PAID-IN       UNASSIGNED
                                                       STOCK       CAPITAL         SURPLUS
                                                     ----------   ----------   ---------------
Balance, December 31, 1995                           $1,500,000     $400,000     $ 310,995,847
    Net earnings                                             --           --        45,867,390
    Unrealized investment gains, net                         --           --        36,651,672
    Change in equity of subsidiaries                         --           --        34,596,656
    Increase in asset valuation reserve                      --           --       (49,676,623)
    Increase in nonadmitted assets                           --           --        (1,398,785)
    Cash dividends to stockholders                           --           --          (163,200)
    Adjustment for prior years' income taxes                                        (6,500,000)
                                                     ----------   ----------   ---------------
Balance, December 31, 1996                            1,500,000      400,000       370,372,957
    Net earnings                                             --           --        74,470,424
    Unrealized investment gains, net                         --           --        12,801,172
    Change in equity of subsidiaries                         --           --         4,730,319
    Decrease in asset valuation reserve                      --           --        23,944,767
    Decrease in nonadmitted assets                           --           --         1,217,282
    Cash dividends to stockholders                           --           --          (157,650)
                                                     ----------   ----------   ---------------
Balance, December 31, 1997                            1,500,000      400,000       487,379,271
    Net earnings                                             --           --        77,675,293
    Unrealized investment losses, net                        --           --       (13,048,519)
    Change in equity of subsidiaries                         --           --         5,504,444
    Increase in asset valuation reserve                      --           --       (11,143,341)
    Change in valuation basis on certain group
      annuity contracts                                      --           --          (273,068)
    Decrease in nonadmitted assets                           --           --         5,175,060
    Cash dividends to stockholders                           --           --          (151,500)
                                                     ----------   ----------   ---------------
Balance, December 31, 1998                            1,500,000      400,000       551,117,640
                                                     ----------   ----------   ---------------
    Net earnings for six months ending June 30,
      1999 (unaudited)                                       --           --        30,721,273
    Unrealized investment gains, net (unaudited)             --           --        16,543,215
    Change in equity of subsidiaries (unaudited)             --           --           128,563
    Increase in asset valuation reserve
      (unaudited)                                            --           --       (28,237,943)
    Decrease in nonadmitted assets (unaudited)               --           --         1,279,152
    Cash dividends to stockholders (unaudited)               --           --          (145,950)
                                                     ----------   ----------   ---------------
Balance, June 30, 1999 (unaudited)                   $1,500,000     $400,000     $ 571,405,950
                                                     ----------   ----------   ---------------
                                                     ----------   ----------   ---------------



SEE ACCOMPANYING NOTES TO STATUTORY FINANCIAL STATEMENTS.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                       STATUTORY STATEMENTS OF CASH FLOWS

                                              SIX MONTHS ENDED JUNE 30,                    YEARS ENDED DECEMBER 31,
                                            ------------------------------    ---------------------------------------------------
                                                1999             1998              1998               1997              1996
                                            -------------    -------------    ---------------    ---------------    -------------
                                            (UNAUDITED)      (UNAUDITED)
CASH FROM OPERATIONS:
  Premiums, annuity considerations, and
    other fund deposits                     $ 301,166,343    $ 269,543,062    $   508,452,122    $   533,894,168    $ 505,368,711
  Other premiums, considerations and
    deposits collected                         19,911,954       23,989,775         42,235,814         39,382,248       36,057,653
  Reinsurance reserve adjustments
    received on reinsurance ceded               3,899,436        3,796,173          8,285,999          7,666,445        6,822,631
  Investment income received                  183,000,060      180,395,372        350,056,509        335,489,929      329,340,088
  Other income received                           235,440          263,302            487,139            551,567          476,466
                                            -------------    -------------    ---------------    ---------------    -------------
                                              508,213,233      477,987,684        909,517,583        916,984,357      878,065,549
                                            -------------    -------------    ---------------    ---------------    -------------
  Life and accident and health claims
    paid                                      (47,617,994)     (43,686,255)       (82,227,716)       (81,687,439)     (72,940,710)
  Surrender benefits paid                    (138,784,442)    (143,003,131)      (256,944,332)      (212,721,898)    (176,277,514)
  Annuity and other benefits paid to
    policyholders                             (40,089,966)     (38,942,771)       (75,499,836)       (71,214,628)     (61,694,715)
                                            -------------    -------------    ---------------    ---------------    -------------
                                             (226,492,402)    (225,632,157)      (414,671,884)      (365,623,965)    (310,912,939)
                                            -------------    -------------    ---------------    ---------------    -------------
  Commissions, taxes and other expenses
    paid                                      (68,321,168)     (67,239,097)      (137,610,641)      (143,491,088)    (139,562,951)
  Dividends paid to policyholders             (27,378,974)     (26,625,378)       (50,132,513)       (48,470,788)     (46,413,784)
  Federal income taxes paid                   (11,914,703)     (15,628,320)       (36,379,223)       (47,070,276)     (43,549,810)
                                            -------------    -------------    ---------------    ---------------    -------------
                                             (107,614,845)    (109,492,795)      (224,122,377)      (239,032,152)    (229,526,545)
                                            -------------    -------------    ---------------    ---------------    -------------
Net cash from operations                      174,105,986      142,862,732        270,723,322        312,328,240      337,626,065
                                            -------------    -------------    ---------------    ---------------    -------------
CASH FROM INVESTMENTS:
  Proceeds from investments sold,
    matured or repaid:
    Bonds                                     470,672,489      382,666,693        799,985,799        457,413,396      419,859,238
    Common and preferred stocks                67,650,804       47,346,189         89,647,294        180,623,715      107,066,046
    Mortgage loans                             42,553,263       50,150,919        114,007,683         70,976,792       50,215,620
    Real estate                                   150,000        1,870,000          1,870,000            154,900        5,794,900
    Other invested assets                      13,068,448       16,708,918         40,975,309         22,904,810        4,134,198
    Federal income taxes on net capital
      gains                                    10,258,983       21,987,458        (21,987,458)       (11,249,624)      (5,866,945)
                                            -------------    -------------    ---------------    ---------------    -------------
        Total investment proceeds             604,353,987      520,730,177      1,024,498,627        720,823,989      581,203,057
                                            -------------    -------------    ---------------    ---------------    -------------
COST OF INVESTMENTS ACQUIRED:
  Bonds                                      (557,779,831)    (461,405,647)      (938,055,688)      (736,819,688)    (563,188,809)
  Common and preferred stocks                 (50,324,855)     (83,424,030)      (160,151,880)      (144,412,281)    (106,329,802)
  Mortgage loans                              (85,360,406)     (57,147,422)      (143,095,413)      (110,452,484)    (100,306,740)
  Real estate                                    (948,126)        (473,926)          (891,977)        (3,420,722)      (5,713,185)
  Other invested assets                       (31,001,753)     (41,171,229)       (88,323,837)       (30,740,033)     (21,275,441)
                                            -------------    -------------    ---------------    ---------------    -------------
        Total investments acquired           (725,414,971)    (643,622,254)    (1,330,518,795)    (1,025,845,208)    (796,813,977)
                                            -------------    -------------    ---------------    ---------------    -------------
Net increase in policy loans                      775,519        2,692,001         (5,832,344)        (8,920,994)      (9,194,846)
                                            -------------    -------------    ---------------    ---------------    -------------
Net cash from investments                    (120,285,465)    (120,200,076)      (311,852,512)      (313,942,213)    (224,805,766)
                                            -------------    -------------    ---------------    ---------------    -------------


                                                                     (continued)

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY

                                             SIX MONTHS ENDED JUNE 30,                YEARS ENDED DECEMBER 31,
                                            ----------------------------    --------------------------------------------
                                                1999            1998            1998            1997            1996
                                            ------------    ------------    ------------    ------------    ------------
                                            (UNAUDITED)     (UNAUDITED)
CASH FROM FINANCING AND MISCELLANEOUS
  SOURCES:
  Cash dividends from the Annuity
    Company                                 $         --    $         --    $         --    $         --    $ 49,739,678
  Other cash provided                          5,064,066      36,574,622       5,741,803       3,623,393       5,310,079
  Dividends paid to stockholders                (145,950)       (151,500)       (151,500)       (157,650)       (163,200)
  Other cash applied                         (28,384,360)    (45,436,917)    (11,890,183)    (19,074,000)    (19,817,602)
                                            ------------    ------------    ------------    ------------    ------------
Net cash from financing and
  miscellaneous sources                      (23,466,244)     (9,013,795)     (6,299,880)    (15,608,257)     35,068,955
                                            ------------    ------------    ------------    ------------    ------------
Net increase (decrease) in cash and
  short-term investments                       8,285,273     (37,113,520)    (47,429,070)    (17,222,230)    147,889,254
CASH AND SHORT-TERM INVESTMENTS:
  Beginning of period                        127,254,148     174,683,218     174,683,218     191,905,448      44,016,194
                                            ------------    ------------    ------------    ------------    ------------
  End of period                             $135,539,421    $137,569,698    $127,254,148    $174,683,218    $191,905,448
                                            ------------    ------------    ------------    ------------    ------------
                                            ------------    ------------    ------------    ------------    ------------



SEE ACCOMPANYING NOTES TO STATUTORY FINANCIAL STATEMENTS.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                    NOTES TO STATUTORY FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) OPERATIONS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) OPERATIONS

Southern Farm Bureau Life Insurance Company (the Company) writes a portfolio of the usual forms of ordinary life insurance on a participating basis, term, universal and group life insurance, annuities, and accident and health coverages. The Company has two wholly-owned subsidiaries: Southern Farm Bureau Annuity Insurance Company (the Annuity Company) and Southern Farm Bureau Fund Distributor, Inc. In December 1998, Southern Farm Bureau Universal Life Insurance Company was merged in the Company. The Company operates under the control of the Farm Bureaus in the States of Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Texas and Virginia.

(b) BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no significant accounting policies that do not follow prescribed statutory accounting principles. Such prescribed accounting practices vary in some respects from generally accepted accounting principles. The more significant of these differences are:

    1. Eligible bonds are carried at amortized cost and eligible preferred stocks are carried at cost. Other bonds and preferred stocks are carried in accordance with valuations established by the National Association of Insurance Commissioners, generally at fair value, with no provision for deferred income taxes on the net unrealized appreciation or depreciation in such investments.

    2. Certain assets, designated as "nonadmitted assets," have been deducted from unassigned surplus.

    3. Investments in wholly-owned subsidiaries are accounted for using the modified equity method (equity in earnings or losses computed on a statutory basis is included in unassigned surplus rather than earnings) and are treated as unconsolidated investments rather than being consolidated in accordance with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-owned Subsidiaries."

    4. Premium income is reported as earned over the premium-paying period of the policies, whereas the related acquisition and commission costs are recognized as expenses when incurred. The reserves for future benefits are accumulated by setting aside portions of premium income at certain rates of interest, mortality, and morbidity consistent with statutory requirements. Such reserves are designed to be sufficient to provide the contractual benefits; however, such reserves may not recognize estimates, based on actual experience, of mortality, morbidity, interest and withdrawals as required by generally accepted accounting principles. The mortality tables and interest assumptions currently being used on ordinary life policies issued are principally the 1958 CSO table, with 2 1/2% to 4 1/2% interest rate factors, and the 1980 CSO tables, with 4% to 5% interest rate factors, and on annuities issued, are principally the 1971 IAM tables, with 4 1/2% to 7 1/2% interest rate factors.

    5. The provision for participating policyholders' dividends is determined by the Board of Directors rather than being recorded ratably over the premium-paying period in accordance with dividend scales contemplated at the time the policies were issued.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(1) OPERATIONS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    6. Annuity and certain universal life deposits and withdrawals are recorded as income and expense rather than being accounted for as a direct increase or decrease of the corresponding liability.

    7. The asset valuation and interest maintenance reserves are reported as liabilities rather than as appropriated surplus.

    8. Reinsurance premiums and corresponding benefits and reserves ceded are recorded as deductions from direct amounts.

    9. Deferred federal income taxes are not provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    10. The statutory statements of cash flows do not classify or define cash flows consistent with generally accepted accounting principles and a reconciliation of net earnings to net cash provided by operating activities is not provided.

    11. Pension expense and the related financial statement disclosures are not determined in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

    12. Postretirement benefits expense and the related financial statement disclosures are not determined in accordance with Statement of Financial accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions."

The aggregate effect on the accompanying statutory financial statements of the variations from generally accepted accounting principles has not been determined.

The preparation of the statutory financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.


(c) UNAUDITED INTERIM FINANCIAL STATEMENTS



The unaudited interim statutory financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim period presented. All such adjustments are, in the opinion of management, of a normal recurring nature. Results for the six-months ended June 30, 1999 are not necessarily indicative of results to be expected for the full year.



(d) CODIFICATION PROJECT


The Company currently prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. In 1994, the National Association of Insurance Commissioners (NAIC) undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the Codification) as the NAIC supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The impact of the Codification on the Company's statutory financial statements

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(1) OPERATIONS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
has not been determined. Because the Codification represents a new basis of accounting for statutory financial statements, adoption of the Codification may have a significant impact on the Company's statutory financial statements.

The NAIC adoption date is January 1, 2001; however, the implementation date is dependent upon an insurer's state of domicile. Accordingly, the Company's adoption date of the Codification is dependent upon actions of the Insurance Department of the State of Mississippi and the Mississippi State Legislature.


(e) COMMON STOCKS


Common stocks are carried at approximate fair value with unrealized investment gains and losses reflected in unassigned surplus.


(f) DEPRECIATION


Depreciation is provided over the estimated useful lives of the respective assets using straight-line and accelerated methods.


(g) INVESTMENTS


Premiums and discounts are amortized over the term of the related investment using the interest method. The amortization of premiums and discounts on mortgage-backed securities is periodically adjusted to reflect the actual prepayment experience of the underlying mortgage loans. The specific recognition method is used to recognize realized gains or losses on sales of investments.


(h) INCOME TAXES


The Company files a consolidated federal income tax return that includes the operating results of the Company and its wholly-owned subsidiaries. Income taxes are allocated to the subsidiaries as if they filed separate federal income tax returns.


(i) RECLASSIFICATION



Certain prior period amounts have been reclassified to conform with the current year presentation.


(2) BONDS AND COMMON AND PREFERRED STOCKS

The cost or amortized cost and estimated fair value of bonds and common and preferred stocks follow:

                                                                       GROSS           GROSS
                                                     COST OR         UNREALIZED      UNREALIZED     ESTIMATED FAIR
                                                  AMORTIZED COST       GAINS           LOSSES           VALUE
                                                 ----------------  --------------  --------------  ----------------
DECEMBER 31, 1998
Bonds:
  U. S. Treasury securities and obligations of
   U. S. Government corporations and agencies    $    451,456,676  $   22,593,390  $   (3,507,850) $    470,542,216
  Mortgage-backed securities                        1,203,386,660      30,229,488      (1,251,299)    1,232,364,849
  Corporate and other securities                    1,777,053,820      89,503,939     (35,659,521)    1,830,898,238
                                                 ----------------  --------------  --------------  ----------------
                                                 $  3,431,897,156  $  142,326,817  $  (40,418,670) $  3,533,805,303
                                                 ----------------  --------------  --------------  ----------------
                                                 ----------------  --------------  --------------  ----------------
Preferred stocks                                 $     71,814,049  $   10,608,039  $   (2,620,848) $     79,801,240
Common stocks                                         213,619,466     140,570,408     (35,337,581)      318,852,293
                                                 ----------------  --------------  --------------  ----------------
                                                 $    285,433,515  $  151,178,447  $  (37,958,429) $    398,653,533
                                                 ----------------  --------------  --------------  ----------------
                                                 ----------------  --------------  --------------  ----------------

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(2) BONDS AND COMMON AND PREFERRED STOCKS (CONTINUED)

                                                                       GROSS           GROSS
                                                     COST OR         UNREALIZED      UNREALIZED     ESTIMATED FAIR
                                                  AMORTIZED COST       GAINS           LOSSES           VALUE
                                                 ----------------  --------------  --------------  ----------------
DECEMBER 31, 1997
Bonds:
  U. S. Treasury securities and obligations of
   U. S. Government corporations and agencies    $    444,467,448  $   10,682,320  $     (403,267) $    454,746,501
  Mortgage-backed securities                        1,460,742,964      46,348,948      (6,016,071)    1,501,075,841
  Corporate and other securities                    1,371,259,151      64,549,628      (5,412,483)    1,430,396,296
                                                 ----------------  --------------  --------------  ----------------
                                                 $  3,276,469,563  $  121,580,896  $  (11,831,821) $  3,386,218,638
                                                 ----------------  --------------  --------------  ----------------
                                                 ----------------  --------------  --------------  ----------------
Preferred stocks                                 $     41,487,974  $    8,285,344  $     (608,803) $     49,164,515
Common stocks                                         143,322,990     132,300,442     (15,474,263)      260,149,169
                                                 ----------------  --------------  --------------  ----------------
                                                 $    184,810,964  $  140,585,786  $  (16,083,066) $    309,313,684
                                                 ----------------  --------------  --------------  ----------------
                                                 ----------------  --------------  --------------  ----------------

The amortized cost and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               ESTIMATED
                                                           AMORTIZED COST      FAIR VALUE
                                                          ----------------  ----------------
Due in one year or less                                   $     98,124,868  $     99,443,621
Due after one year through five years                          570,548,531       588,530,995
Due after five years through ten years                       1,039,294,804     1,070,785,444
Due after ten years                                            520,542,293       542,680,394
                                                          ----------------  ----------------
                                                             2,228,510,496     2,301,440,454
Mortgage-backed securities                                   1,203,386,660     1,232,364,849
                                                          ----------------  ----------------
                                                          $  3,431,897,156  $  3,533,805,303
                                                          ----------------  ----------------
                                                          ----------------  ----------------


Proceeds from sales of bonds during 1998, 1997 and 1996 were $216,682,439, $275,729,600 and $154,432,332, respectively. Gross gains of $14,999,434 in 1998,
$10,573,478 in 1997 and $7,682,260 in 1996 and gross losses of $9,315,159 in
1998, $3,640,448 in 1997 and $5,412,711 in 1996 were realized on those sales.



Proceeds from sales of preferred stocks during 1998, 1997 and 1996 were $44,351,611, $31,289,277 and $828,281, respectively. Gross gains of $5,304,489 in 1998, $1,965,388 in 1997 and $77,738 in 1996 and gross losses of $2,904,217 in 1998, $1,679,201 in 1997 and $174 in 1996 were realized on those sales.



Proceeds from sales of common stocks during 1998, 1997 and 1996 were $42,294,693, $148,714,838 and $106,244,864, respectively. Gross gains of
$19,485,640 in 1998, $55,099,811 in 1997 and $34,228,458 in 1996 and gross losses of $1,708,497 in 1998, $2,993,386 in 1997 and $2,993,166 in 1996 were realized on those sales.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(3) REINSURANCE
A summary of reinsurance activity follows:

                                                                         1998              1997
                                                                   ----------------  ----------------
AT DECEMBER 31,
Ceded life insurance in force--unrelated parties                   $  2,992,577,353  $  3,095,193,377
                                                                   ----------------  ----------------
                                                                   ----------------  ----------------
Reserve credits--unrelated parties                                 $     20,581,501  $     18,804,008
                                                                   ----------------  ----------------
                                                                   ----------------  ----------------
Ceded life insurance in force to the Annuity Company               $  1,236,542,319  $  1,173,369,190
                                                                   ----------------  ----------------
                                                                   ----------------  ----------------
Reserves ceded to the Annuity Company                              $      7,309,329  $      7,149,118
                                                                   ----------------  ----------------
                                                                   ----------------  ----------------


                                                                         1998              1997            1996
                                                                   ----------------  ----------------  -------------
FOR THE YEAR ENDED DECEMBER 31,
Net premiums ceded--unrelated parties                              $     31,279,185  $     29,729,352  $  28,294,096
                                                                   ----------------  ----------------  -------------
                                                                   ----------------  ----------------  -------------
Claims ceded--unrelated parties                                    $     21,024,100  $     24,419,933  $  20,961,139
                                                                   ----------------  ----------------  -------------
                                                                   ----------------  ----------------  -------------
Premiums ceded to the Annuity Company                              $      2,992,484  $      3,357,258  $   2,652,099
                                                                   ----------------  ----------------  -------------
                                                                   ----------------  ----------------  -------------
Claims ceded to the Annuity Company                                $      3,501,304  $      2,405,905  $   2,374,799
                                                                   ----------------  ----------------  -------------
                                                                   ----------------  ----------------  -------------


A contingent liability exists with respect to life insurance covered under reinsurance agreements in the event the reinsurance company is unable to meet its obligations due under the contracts. In the opinion of management, this liability is not significant.

(4) FEDERAL INCOME TAXES
The differences between income tax expense shown on the statutory statements of earnings and the amounts computed by applying the federal income tax rate of 35% in 1998 and 1997 to earnings before federal income taxes and realized investment gains follow:


                                                             1998                        1997                        1996
                                                  --------------------------  --------------------------  --------------------------
                                                     AMOUNT        PERCENT       AMOUNT        PERCENT       AMOUNT        PERCENT
                                                  -------------  -----------  -------------  -----------  -------------  -----------
Computed "expected" tax expense                   $  36,984,989        35.0%  $  30,297,402        35.0%  $  24,583,327        35.0%
Increases (reductions) in taxes resulting from:
  Difference in statutory and tax reserves              939,314         0.9       5,362,846         6.2      12,622,988        18.0
  Increase in deferred and uncollected premiums,
    net of loading                                   (1,404,718)       (1.3)     (1,673,358)       (1.9)     (2,512,830)       (3.6)
  Increase in reserve for policy dividends              532,683         0.5         594,607         0.7         731,151         1.0
  Discount amortization on bonds not currently
    taxable                                          (1,485,581)       (1.4)     (1,209,078)       (1.4)       (853,699)       (1.2)
  Deferred acquisition costs, net                     3,874,392         3.7       4,383,089         5.0       4,545,659         6.5
  Provision in excess of current requirement          1,000,000         0.9       6,000,000         6.9       3,000,000         4.3
  Earnings of investments in partnerships            (1,371,989)       (1.3)       (929,270)       (1.1)       (228,410)       (0.3)
  Other                                               1,049,954         1.0         311,529         0.4       1,594,453         2.2
                                                  -------------         ---   -------------         ---   -------------         ---
Actual tax expense                                $  40,119,044        38.0%  $  43,137,767        49.8%  $  43,482,639        61.9%
                                                  -------------         ---   -------------         ---   -------------         ---
                                                  -------------         ---   -------------         ---   -------------         ---

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(4) FEDERAL INCOME TAXES (CONTINUED)
Accumulations in the "policyholders' surplus account" generally become taxable only when distributions are made from this account or when the balance exceeds certain limitations. There is no present intention to distribute such surplus, and the account balance does not exceed applicable limitations. At December 31, 1998, the "policyholders' surplus account" was approximately $2,800,000.


During 1996, the Internal Revenue Service completed its examination of the Company's 1992 and 1993 federal income tax returns. As a result of the examination, the Company was assessed additional taxes and interest that was recorded as an adjustment to surplus.


(5) RELATED PARTY TRANSACTIONS
Through common ownership and directorship, the Company has certain transactions with associated companies. For the most part, these transactions represent agency-related costs of operations. Service agreements with the State and County Farm Bureau organizations in the various states provide for reimbursement (based on a percentage of income) to these organizations of the cost of office space and clerical assistance. Management believes that such agreements are beneficial to the Company in providing operating efficiency and prompt service to policyholders.

Additionally, the Company allocates certain expenses to its subsidiaries, principally the Annuity Company. The reimbursements from the Annuity Company are principally based on actual commissions, service fees and premium taxes incurred plus a management fee. Such allocated expenses aggregated approximately $1,915,000 in 1998 and $1,815,000 in 1997. As discussed in note 1(g), federal income taxes are allocated to the Company's subsidiaries as if they filed a separate return. At December 31, 1998 and 1997, amounts due to (from) subsidiaries and other affiliates consisted of the following:

                                                                      1998           1997
                                                                  -------------  ------------
Southern Farm Bureau Annuity Insurance Company                    $  (8,313,432) $  3,917,515
Southern Farm Bureau Universal Life Insurance Company                        --       (37,707)
Southern Farm Bureau Fund Distributor, Inc.                               5,477        28,001
State and County Farm Bureaus                                         2,341,782     2,484,640
                                                                  -------------  ------------
                                                                  $  (5,966,173) $  6,392,449
                                                                  -------------  ------------
                                                                  -------------  ------------


Effective January 1, 1996, the Company modified or cancelled its co-insurance agreements with the Annuity Company. In connection with the modification or cancellation, approximately $1.7 billion of assets and liabilities were transferred to the Company at the Annuity Company's carrying values. Additionally, the Annuity Company's interest maintenance reserve associated with the liabilities transferred, which had a negative balance of $9,245,070 and was a non-admitted asset, was transferred to the Company. In November 1996, the Annuity Company declared and distributed a $90,000,000 special dividend to the Company consisting of bonds (including accrued interest) and cash. The bonds and accrued interest ($40,260,322) were recorded by the Company at the Annuity Company's carrying value. These transactions were approved by the Commissioner of Insurance of the State of Mississippi during 1996.


(6) INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES
The Company's wholly-owned subsidiaries are accounted for using the modified equity method rather than being consolidated in accordance with Statement of Financial Accounting Standards No. 94,

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(6) INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES (CONTINUED)
"Consolidation of All Majority-owned Subsidiaries." A summary of the principal unconsolidated subsidiaries financial position and operating results, prepared on a statutory basis, follows:

         Southern Farm Bureau Annuity Insurance Company--audited

                                                                   1998            1997
                                                              --------------  --------------
Total admitted assets                                         $  302,290,981  $  289,301,310
                                                              --------------  --------------
                                                              --------------  --------------
Total liabilities                                             $  250,711,886  $  243,236,832
                                                              --------------  --------------
                                                              --------------  --------------
Capital stock and surplus                                     $   51,579,095  $   46,064,478
                                                              --------------  --------------
                                                              --------------  --------------
Net earnings                                                  $    6,488,333  $    1,234,067
                                                              --------------  --------------
                                                              --------------  --------------

         Southern Farm Bureau Universal Life Insurance Company--unaudited

                                                                   1998            1997
                                                              --------------  --------------
Total admitted assets                                         $           --  $    2,245,691
                                                              --------------  --------------
                                                              --------------  --------------
Total liabilities                                             $           --  $       51,379
                                                              --------------  --------------
                                                              --------------  --------------
Capital stock and surplus                                     $           --  $    2,194,312
                                                              --------------  --------------
                                                              --------------  --------------
Net earnings                                                  $           --  $       70,027
                                                              --------------  --------------
                                                              --------------  --------------

(7) RETIREMENT PLANS
The Company has a noncontributory defined benefit pension plan, a contributory defined contribution plan and a postretirement benefit plan. All plans cover substantially all employees, subject to certain eligibility requirements such as age and length of service.

PENSION PLAN

A summary of the actuarial present value of accumulated benefits and net assets of the pension plan follows:

                                                                JUNE 30,
                                                      ----------------------------
                                                          1998           1997
                                                      -------------  -------------
Actuarial present value of accumulated benefits:
  Vested                                              $  17,833,096  $  18,279,071
  Nonvested                                               2,219,295      2,395,427
                                                      -------------  -------------
Net assets available for benefits                     $  20,052,391  $  20,674,498
                                                      -------------  -------------
                                                      -------------  -------------
                                                      $  22,175,688  $  26,127,150
                                                      -------------  -------------
                                                      -------------  -------------

The assumed rate of return used in determining the actuarial present value of accumulated benefits was 6.95% in 1998 and 7.34% in 1997. The assets of the pension plan are administered by the Annuity Company at the direction of the trustee.

The actuarial present value of accumulated plan benefits is the present value of benefits attributed by the pension benefit formula to employee service rendered as of the valuation date and is based on employee services and compensation as of that date. The actuarial present value of accumulated plan benefits includes no assumption about future compensation or future service.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(7) RETIREMENT PLANS (CONTINUED)

Contributions to the pension plan fund normal pension costs on a current basis, unfunded accrued liabilities over thirty years and prior service costs arising from changes in actuarial assumptions over ten years. During 1998, 1997 and 1996, contributions of $3,009,945, $2,395,862 and $2,255,460, respectively, were made to the plan.


DEFINED CONTRIBUTION PLAN


Participants may contribute up to twenty-two percent of their compensation to this plan each year, subject to regulatory limitations. The Company matches participant contributions that qualify for income tax deferral, limited to three percent of each participant's compensation. All contributions made by a participant are vested. The cost of the plan to the Company was $521,402 in 1998, $471,362 in 1997 and $429,514 in 1996.


POSTRETIREMENT BENEFIT PLAN

The actuarial and recorded liability for the Company's postretirement benefit plan, none of which have been funded, are as follows at December 31, 1998 and 1997:

                                                          1998           1997
                                                      -------------  -------------
Accumulated postretirement benefit obligation:
  Retired participants                                $     905,963  $     724,774
  Other fully eligible participants                       2,790,713      2,477,449
                                                      -------------  -------------
                                                      $   3,696,676  $   3,202,223
                                                      -------------  -------------
                                                      -------------  -------------


Postretirement benefit expense of $376,052, $476,775 and $480,189 is reflected as a component of general insurance expenses in the 1998, 1997 and 1996 statutory statements of earnings, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.25% in 1998 and 1997, respectively. The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0% and 7.5% for employees under 65 and for those over 65, respectively, in 1998 and 8.5% and 8.0% for employees under 65 and for those over 65, respectively, in 1997 graded down during each year to an ultimate rate of 5.5% and 5.0% in 2003. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1998, would be increased by 10.2%.


(8) COMMITMENTS AND CONTINGENCIES
COMMITMENTS


The Company is obligated under the terms of various leases for certain equipment. Total lease rental expense, including short-term rentals, amounted to approximately $2,625,000 in 1998, $2,285,000 in 1997 and $2,339,000 in 1996. In
most cases, management expects that in the normal course of business leases will be renewed or replaced by other leases. Future minimum rental payments required under leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 are not significant.


The Company makes commitments to extend credit and make equity investments in the normal course of business. Commitments to extend credit are agreements to lend money with fixed expiration dates or other termination clauses. Equity commitments usually take the form of investments in limited partnerships. The Company applies its normal lending standards when extending credit commitments. Since several of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is not obtained for commitments to extend credit, but is obtained when loans are closed based on an assessment of the customers' creditworthiness. The Company's maximum exposure to credit loss is represented by the

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(8) COMMITMENTS AND CONTINGENCIES (CONTINUED) contractual amount of the commitments. Commitments to extend credit and make equity investments aggregated approximately $125,000,000 at December 31, 1998.

CONTINGENCIES

On January 21, 1998, a Complaint and Petition for Class Action Certification was filed against the Company by an individual on behalf of a class of all Georgia policyholders of the Company who had their insurance policies replaced with a universal life policy. The litigation asserts causes of action against the Company and its agents in replacement of existing life insurance policies in the State of Georgia. The action was to be expanded to seek certification of a class relating to the sale of policies by the Company to replace existing life insurance policies within the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia.

After extended negotiations, the plaintiff and the Company agreed to settle the litigation, pursuant to the provisions of an agreement dated March 24, 1999. Under the proposed settlement, class members are entitled to choose from two basic types of relief: General Relief and Special Adjudication Relief. In general, these benefits will be based upon the expenses and other fees that were charged against the cash value of the policy or policies that were replaced with a flexible premium or universal life policy. The Company has further agreed to pay certain costs and attorney's fees up to a specified amount.

On March 24, 1999, a preliminary order was entered approving the settlement, conditionally certifying the settlement class, directing the distribution of notice to the class, and setting a fairness hearing for July 15, 1999.

Management has evaluated the potential impact of this litigation on the Company's statutory financial statements, including the impact of the settlement agreement, and has concluded that the ultimate resolution of this matter will not materially affect the Company's financial position or results of operations.

The Company and other parties are defendants in various lawsuits (not covered by existing claim reserves) which, in the opinion of management, based on the advice of legal counsel, will be disposed of without significant liability.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

(9) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS AND CLAIMS ADJUSTMENT
    EXPENSES
Activity in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

                                                                                  1998           1997
                                                                              -------------  -------------
Balance January 1                                                             $  13,119,311  $  12,736,348
  Less reinsurance recoverables                                                   5,302,141      5,387,117
                                                                              -------------  -------------
Net balance January 1                                                             7,817,170      7,349,231
                                                                              -------------  -------------
Incurred related to:
  Current year                                                                    7,853,244      6,919,388
  Prior year                                                                       (381,422)      (359,816)
                                                                              -------------  -------------
Total incurred                                                                    7,471,822      6,559,572
                                                                              -------------  -------------
Paid related to:
  Current year                                                                    3,837,079      3,603,861
  Prior year                                                                      2,638,981      2,487,772
                                                                              -------------  -------------
Total paid                                                                        6,476,060      6,091,633
                                                                              -------------  -------------
Net balance December 31                                                           8,812,932      7,817,170
  Plus reinsurance recoverables                                                   5,170,681      5,302,141
                                                                              -------------  -------------
Balance December 31                                                           $  13,983,613  $  13,119,311
                                                                              -------------  -------------
                                                                              -------------  -------------

(10)  FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, cash equivalents, short-term investments, accounts receivables and payables approximate their fair values due to the short-term nature of these financial instruments.

The carrying amounts and fair values of the Company's debt and equity securities are disclosed in note 2 of the notes to the statutory financial statements. For marketable debt and equity securities, fair values are based on quoted market prices. If a quoted market price is not available, as in the case of private placements, fair value is estimated using quoted market prices for similar securities.

The fair value for mortgage and other loans was determined on a loan by loan basis using market yields and coupon rates. Market yield for each loan was determined by adding an appropriate pricing spread to the yields on similar maturity treasury issues. The fair value for each loan was calculated as the present value of the future interest and principal payments at the market yield. The carrying amount and fair value of the Company's investments in mortgage and other loans at December 31, 1998 and 1997 follow:

                                         1998                            1997
                            ------------------------------  ------------------------------
                               CARRYING     ESTIMATED FAIR     CARRYING     ESTIMATED FAIR
                                AMOUNT          VALUE           AMOUNT          VALUE
                            --------------  --------------  --------------  --------------
Commercial mortgages        $  782,868,429  $  838,289,000  $  752,039,253  $  798,718,000
Residential mortgages              690,842         740,000         620,253         659,000
Other loans                      2,663,410       2,673,000       1,256,734       1,257,000
                            --------------  --------------  --------------  --------------
                            $  786,222,681  $  841,702,000  $  753,916,240  $  800,634,000
                            --------------  --------------  --------------  --------------
                            --------------  --------------  --------------  --------------

The fair value of annuity contracts was determined to be the Company's statutory reserve as such amount most closely approximates the current value of the expected payments under such contracts. Such reserve is higher than the policy surrender values, which is considered the floor value and lower than the account value, which is considered the maximum value. The account value does not approximate the amount the Company anticipates paying under such contracts due to anticipated surrenders.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


(11)  RISK-BASED CAPITAL


In order to enhance the regulation of insurer solvency, the NAIC adopted a formula and model law to implement Risk-Based Capital (RBC) requirements for life and annuity insurance companies, which is designed to assess minimum capital requirements. RBC requirements are used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. For this purpose, an insurer's surplus is measured relative to its specific asset and liability profiles. A company's risk-based capital is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases.



At December 31, 1998, the Company and its insurance subsidiary had adjusted capital in excess of required amounts.



(12)  YEAR 2000

The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

Management has assessed the impact of Year 2000 issues on the Company's computer systems and applications, developed a remediation plan, and determined that its impact will be immaterial. Conversion and implementation activities for mission critical systems are in process and management expects implementation and testing to be completed by June 1999. Also, the Company has attempted to obtain positive confirmation of Year 2000 compliancy or resolution plans from significant reinsurers, vendors or other counterparties. The Company is recording costs associated with these systems changes as the costs are incurred. Estimates of the completion date for implementation and testing of mission critical systems are based on assumptions which management believes are reasonable and appropriate.


(13)  SUBSEQUENT EVENT (UNAUDITED)


On August 20, 1999, a fairness hearing was held on the Complaint and Petition for Class Action Certification discussed in note 8. The proposed settlement was approved by the Court and is now final. Management has evaluated the impact of this settlement on the Company's June 30, 1999 statutory financial statements and has concluded that the ultimate resolution of this matter will not materially affect the Company's financial position or results of operations.

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY


                                   SCHEDULE 1
      SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES


                               DECEMBER 31, 1998
                                 (IN THOUSANDS)



                                                                                                        AS SHOWN ON
                                                                                                        THE BALANCE
TYPE OF INVESTMENT                                                             COST       FAIR VALUE       SHEET
-------------------------------------------------------------------------  ------------  ------------  --------------
Bonds:
  United States Government and government agencies and authorities         $    451,457  $    470,542   $    451,457
  Foreign governments                                                                --            --             --
  Public utilities                                                              231,855       239,626        231,855
  Mortgage-backed securities                                                  1,203,387     1,232,365      1,203,387
  All other corporate bonds                                                   1,545,198     1,591,272      1,545,198
                                                                           ------------  ------------  --------------
        Total Bonds                                                           3,431,897     3,533,805      3,431,897
                                                                           ------------  ------------  --------------
Equity Securities:
  Common Stocks (1)
    Public utilities                                                                846         1,136          1,136
    Banks, trusts and insurance companies                                        23,798        59,216         59,216
    Industrial, miscellaneous and all other                                     178,973       252,754        252,754
  Nonredeemable preferred stocks                                                 71,814        79,801         71,814
                                                                           ------------  ------------  --------------
        Total equity securities                                                 275,431       392,907        384,920
                                                                           ------------  ------------  --------------
Mortgage loans on real estate                                                   786,223           N/D        786,223
Real estate:
  Home office property                                                           18,959           N/D         18,959
  Real estate held for investment                                                77,521           N/D         77,521
  Real estate acquired in satisfaction of debt                                    9,370           N/D          9,370
Policy loans                                                                    318,037           N/D        318,037
Partnership interests                                                           130,875           N/D        130,875
Short-term investments and cash                                                 127,254       127,254        127,254
                                                                           ------------  ------------  --------------
Total investments                                                          $  5,175,567  $        N/A   $  5,285,056
                                                                           ------------  ------------  --------------
                                                                           ------------  ------------  --------------


(1) Investment in common stocks does not include the Company's investment in the Virginia Farm Bureau, a related party, with a cost and market value of $10,002 and $5,746, respectively.

N/D -- not determined


N/A -- not applicable


SEE INDEPENDENT AUDITORS' REPORT

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY


                                   SCHEDULE 2

                      SUPPLEMENTARY INSURANCE INFORMATION
                                 (IN THOUSANDS)

                                                         AS OF DECEMBER 31
                                       ------------------------------------------------------
                                                     FUTURE POLICY
                                        DEFERRED       BENEFITS,                 OTHER POLICY
                                         POLICY      LOSSES, CLAIMS               CLAIMS AND
                                       ACQUISITION   AND SETTLEMENT   UNEARNED     BENEFITS
SEGMENT                                   COSTS         EXPENSES      PREMIUMS     PAYABLE
-------------------------------------  -----------   --------------   --------   ------------
1998:
  Life Insurance                       $       --      $2,295,175      $1,672      $359,281
  Accident & Health Insurance                  --          18,363          55         1,513
  Annuity                                      --       2,080,440          --            29
  Property & Liability Insurance               --              --          --            --
                                       -----------   --------------   --------   ------------
                                       $       --      $4,393,978      $1,727      $360,823
                                       -----------   --------------   --------   ------------
                                       -----------   --------------   --------   ------------
1997:
  Life Insurance                       $       --      $2,153,337      $1,532      $351,907
  Accident & Health Insurance                  --          16,103         283         1,307
  Annuity                                      --       2,013,619          --            26
  Property & Liability Insurance               --              --          --            --
                                       -----------   --------------   --------   ------------
                                       $       --      $4,183,059      $1,815      $353,240
                                       -----------   --------------   --------   ------------
                                       -----------   --------------   --------   ------------
1996:(3)
  Life Insurance
  Accident & Health Insurance
  Annuity
  Property & Liability Insurance

                                                          FOR THE YEARS ENDED DECEMBER 31
                                       ---------------------------------------------------------------------
                                                                                  AMORTIZATION
                                                                   BENEFITS,      OF DEFERRED
                                                       NET       CLAIMS, LOSSES      POLICY         OTHER
                                        PREMIUM     INVESTMENT   AND SETTLEMENT   ACQUISITION     OPERATING
SEGMENT                                REVENUE(1)     INCOME        EXPENSES         COSTS       EXPENSES(2)
-------------------------------------  ----------   ----------   --------------   ------------   -----------
1998:
  Life Insurance                        $374,107     $199,957       $337,429        $     --      $110,366
  Accident & Health Insurance             18,138          930          9,130              --         9,913
  Annuity                                172,009      165,342        288,295              --        18,037
  Property & Liability Insurance              --           --             --              --
                                       ----------   ----------   --------------   ------------   -----------
                                        $564,254     $366,229       $634,854        $     --      $138,316
                                       ----------   ----------   --------------   ------------   -----------
                                       ----------   ----------   --------------   ------------   -----------
1997:
  Life Insurance                        $354,919     $183,216       $319,759        $     --      $112,081
  Accident & Health Insurance             16,173          793          7,391              --         9,327
  Annuity                                215,818      165,229        329,197              --        21,663
  Property & Liability Insurance              --           --             --              --            --
                                       ----------   ----------   --------------   ------------   -----------
                                        $586,910     $349,238       $656,347        $     --      $143,071
                                       ----------   ----------   --------------   ------------   -----------
                                       ----------   ----------   --------------   ------------   -----------
1996:(3)
  Life Insurance                        $339,649     $173,968       $310,687        $     --      $110,680
  Accident & Health Insurance             15,305          729          7,144              --         9,071
  Annuity                                200,599      149,378        302,144              --        21,174
  Property & Liability Insurance              --           --             --              --            --
                                       ----------   ----------   --------------   ------------   -----------
                                        $555,553     $324,075       $619,975        $     --      $140,925
                                       ----------   ----------   --------------   ------------   -----------
                                       ----------   ----------   --------------   ------------   -----------


(1) Life insurance premium revenue includes supplementary contracts, dividend accumulations and other

(2) Commissions, taxes, licenses and fees reflect actual expenses by segment. All other operating expenses are allocated to each segment on the basis of policy count and time studies.


(3) 1996 amounts exclude the recapture of the annuity business by the Company.


SEE INDEPENDENT AUDITORS' REPORT

                  SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY


                                   SCHEDULE 3

                                  REINSURANCE

               FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, 1996
                                 (IN THOUSANDS)



                                                                                                      PERCENTAGE OF
                                                            CEDED TO                                     AMOUNT
                                                             OTHER      ASSUMED FROM                   ASSUMED TO
                                           GROSS AMOUNT    COMPANIES      COMPANIES     NET AMOUNT         NET
                                           -------------  ------------  -------------  -------------  -------------
1998:
  Life insurance in force                   $45,128,699   $  4,229,119   $        --   $  40,899,580  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------
  Premiums:
    Life insurance                          $   345,614   $     14,424   $        --   $     331,190  $          --
    Accident & health insurance                  38,908         20,770            --          18,138             --
    Annuity                                     172,009             --            --         172,009             --
    Property & liability insurance                   --             --            --              --             --
                                           -------------  ------------  -------------  -------------  -------------
  Total Premiums                            $   556,531   $     35,194   $        --   $     521,337  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------
1997:
  Life insurance in force                   $43,083,934   $  4,268,562   $        --   $  38,815,372  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------
  Premiums:
    Life insurance                          $   330,306   $     15,378   $        --   $     314,928  $          --
    Accident & health insurance                  35,711         19,538                        16,173             --
    Annuity                                     215,818             --            --         215,818             --
    Property & liability insurance                   --             --            --              --             --
                                           -------------  ------------  -------------  -------------  -------------
  Total Premiums                            $   581,835   $     34,916   $        --   $     546,919  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------
1996:
  Life insurance in force                   $40,425,690   $  4,349,959   $        --   $  36,075,731  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------
  Premiums:
    Life insurance                          $   315,970   $     13,020   $        --   $     302,950  $          --
    Accident & health insurance                  34,060         18,755            --          15,305             --
    Annuity                                     200,599             --            --         200,599             --
    Property & liability insurance                   --             --            --              --             --
                                           -------------  ------------  -------------  -------------  -------------
  Total Premiums                            $   550,629   $     31,775   $        --   $     518,854  $          --
                                           -------------  ------------  -------------  -------------  -------------
                                           -------------  ------------  -------------  -------------  -------------


SEE INDEPENDENT AUDITORS' REPORT

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

All required financial statements are included in Part B.

(b) Exhibits


 (1)  Certified resolution of the board of directors of Southern Farm Bureau
      Life Insurance Company (the "Company") establishing Southern Farm Bureau
      Life Variable Account (the "Account").(1)

 (2)  Not Applicable.

 (3)  *Underwriting Agreement among the Company, the Account and Southern Farm
      Bureau Fund Distributor, Inc. ("SFB Fund Distributor").

 (4)  Contract Form.(1)

 (5)  Form of Contract Application.(1)

 (6)  (a) Articles of Incorporation of the Company.(1)

      (b) By-Laws of the Company.(1)

 (7)  Not Applicable.

 (8)  *(a) Participation agreement relating to Fidelity Variable Insurance
      Products Fund.

      *(b) Participation agreement relating to Fidelity Variable Insurance
      Products Fund II.

      *(c) Participation agreement relating to Fidelity Variable Insurance
      Products Fund III.

      *(d) Participation agreement relating to T. Rowe Price Equity Series, Inc.
      and T. Rowe Price Fixed Income Series, Inc.

      *(e) Form of Administrative Services Agreement.

 (9)  *Opinion and Consent of Joseph A. Purvis, Esquire.

(10)  *(a) Consent of Sutherland Asbill & Brennan LLP.

      *(b) Consent of KPMG Peat Marwick LLP.

      *(c) Opinion and Consent of Kenneth P. Johnston, FSA, MAAA, Vice
      President, Product Development.

(11)  Not Applicable.

(12)  Not Applicable.

(13)  Not Applicable.

(14)  *Powers of Attorney.


------------------------


    (1) Incorporated herein by reference to the Initial Filing of this Form N-4 Registration Statement (File Nos. 333-79865; 811-9371) filed with the Securities and Exchange Commission on June 3, 1999.


    *   Attached as exhibit.

ITEM 25.  DIRECTORS AND OFFICERS OF THE COMPANY


NAME                            TITLE
Ronald R. Anderson              Director
James C. Bass                   Director
James R. Carter                 Director
Donald Childs                   Director
Marshall Coyle                  Director
Ben Gramling, II                Director
Bruce Hiatt                     Director
David Hillman                   Director
W. B. Jenkins                   Director
Bryan Mitchell                  Director
Sam Moore                       Director
Donald Patman                   Director
Wayne F. Pryor                  Director
Bob Stallman                    Director
David Waide                     Director
Andrew Whisenhunt               Director
David M. Winkles, Jr.           Director
J. M. Wright, Jr.               Director
Carl B. Loop, Jr.               Chairman of the Board and President
Wayne Dollar                    First Vice President and Director
Bobby Waters                    Executive Vice President, Chief Executive Officer
Nolin Cook                      Senior Vice President and Secretary
Larry Favreau                   Senior Vice President, Chief Financial Officer
Robert W. Peacock               Senior Vice President, Marketing
Joey Stroble                    Senior Vice President, Policy Administration
Sherrell Ballard                Vice President, Information Systems
Denny Blaylock                  Vice President, Underwriting
David N. Duddleston, M.D.       Vice President, Medical Director
Rick Fielding                   Vice President, Chief Actuary
Gino Gianfrancesco              Vice President, Sales
Philip R. Hogue                 Vice President, Realty Investments
Kenneth P. Johnston             Vice President, Product Development
Richard D. McClure              Vice President, Claims
Walt Olson                      Vice President, Chief Investment Officer

NAME                            TITLE
Kenneth A. Phillips             Vice President, Personnel
Beverly Pogue                   Vice President, Valuation Actuary
Joe Purvis                      Vice President, General Counsel
William Risher                  Vice President, Director of Marketing Services
E. J. "Bubby" Trosclair         Vice President, Agency

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Arkansas Farm Bureau Investment Corporation, Florida Farm Bureau Holding Corporation, Georgia Farm Bureau Federation Holding Co. Inc., Kentucky Farm Bureau Investment Corporation, Louisiana Farm Bureau Investment Corporation, Mississippi Farm Bureau Investment Corporation, North Carolina Farm Bureau Investment Corporation, South Carolina Farm Bureau Investment Corporation, Texas Farm Bureau Investment Corporation and Virginia Farm Bureau Holding Corporation. The Company and its affiliates are described more fully in the prospectus included in this registration statement. An organizational chart is set forth on the following page.

      ORGANIZATIONAL CHART OF SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY



  Arkansas     Florida      Georgia      Kentucky     Louisiana    Mississippi  North        South        Texas Farm   Virginia
  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Carolina     Carolina     Bureau       Farm Bureau
  Federation   Federation   Federation   Federation   Federation   Federation   Farm Bureau  Farm Bureau  Federation   Federation
  OWNS         OWNS         OWNS         OWNS         OWNS         OWNS         Federation   Federation   OWNS         OWNS
  CONTROLLING  CONTROLLING  CONTROLLING  CONTROLLING  CONTROLLING  CONTROLLING  OWNS         OWNS         CONTROLLING  CONTROLLING
  INTEREST IN  INTEREST IN  INTEREST IN  INTEREST IN  INTEREST IN  INTEREST IN  CONTROLLING  CONTROLLING  INTEREST IN  INTEREST IN
                                                                                INTEREST IN  INTEREST IN
       /            /            /            /            /            /            /            /            /            /
       /            /            /            /            /            /            /            /            /            /
       /            /            /            /            /            /            /            /            /            /
  Arkansas     Florida      Georgia      Kentucky     Louisiana    Mississippi  North        South        Texas Farm   Virginia
  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Farm Bureau  Carolina     Carolina     Bureau       Farm Bureau
  Investment   Holding      Fed.         Investment   Investment   Investment   Farm Bureau  Farm Bureau  Investment   Holding
  Corporation  Corporation  Holding Co.  Corporation  Corporation  Corporation  Investment   Investment   Corporation  Corporation
  OWNS 10% OF  OWNS 10% OF  Inc. OWNS    OWNS 10% OF  OWNS 10% OF  OWNS 10% OF  Corporation  Corporation  OWNS 10% OF  OWNS 10% OF
                            10% OF                                              OWNS 10% OF  OWNS 10% OF
       /            /            /            /            /            /            /            /            /            /
       /            /            /            /            /            /            /            /            /            /
       /            /            /            /            /            /            /            /            /            /
  --------------------------------------------------------------------------------------------------------------------------------

                                            SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                                             ULTIMATE CONTROLLING PERSON--OWNS 100% OF
  --------------------------------------------------------------------------------------------------------------------------------

                                                           /            /
                                                           /            /
                                                           /            /
                                                      SOUTHERN     SOUTHERN
                                                      FARM BUREAU  FARM BUREAU
                                                      ANNUITY      FUND
                                                      INSURANCE    DISTRIBUTOR
                                                      COMPANY



NOTE: Southern Farm Bureau Life Insurance Company has disclaimed control by and affiliation with its shareholders and their parent companies pursuant to the Insurance Holding Company System Regulatory Act.

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of the date of the prospectus included in this Registration Statement, no Contracts have been sold.

ITEM 28.  INDEMNIFICATION

Article XII of the Company's By-Laws provides for the indemnification by the Company to the maximum extent allowed by Mississippi law, of any director or officer thereof, who is made party to any suit or proceeding because he is or was a director or officer, provided that the director or officer has met the standard of conduct set out in Mississippi Code of 1972 Annotated Section 79-4-8.51(a-d), and indemnification is not otherwise provided for by any insurance coverage available to such director or officer. Article XII also provides that if there is any question as to whether a director or officer has met the applicable standard of conduct, the same will be determined by an independent special legal counsel selected by the Board of Directors.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Southern Farm Bureau Fund Distributor, Inc. is the registrant's principal underwriter.

(b) Officers and Directors of Southern Farm Bureau Fund Distributor, Inc.

NAME AND PRINCIPAL BUSINESS
ADDRESS*                        POSITIONS AND OFFICES
William Harold Risher,          Vice President, Director of Marketing Services, Southern Farm Bureau
President                         Life Insurance Company
Nolin Cook, Vice President and  Senior Vice President and Secretary, Southern Farm Bureau
Assistant Secretary               Life Insurance Company
Laurence Edmond Favreau,        Senior Vice President, Chief Financial Officer, Southern Farm Bureau
Secretary/Treasurer               Life Insurance Company
Carl B. Loop, Jr., Director     Chairman of the Board and President, Southern Farm Bureau Life
                                  Insurance Company
Ronald Roy Anderson, Advisory   Director, Southern Farm Bureau Life Insurance Company
Director
James C. Bass, Director         Director, Southern Farm Bureau Life Insurance Company
James Richard Carter, Director  Director, Southern Farm Bureau Life Insurance Company
William Donald Childs,          Director, Southern Farm Bureau Life Insurance Company
Director
Marshall Coyle, Director        Director, Southern Farm Bureau Life Insurance Company
John Wayne Dollar, Director     First Vice President and Director, Southern Farm Bureau Life
                                  Insurance Company
Ben Martin Gramling, II,        Director, Southern Farm Bureau Life Insurance Company
Director
Bruce Lane Hiatt, Director      Director, Southern Farm Bureau Life Insurance Company
David Webster Hillman,          Director, Southern Farm Bureau Life Insurance Company
Director
William Bobbitt Jenkins,        Director, Southern Farm Bureau Life Insurance Company
Director
Oliver Bryan Mitchell,          Director, Southern Farm Bureau Life Insurance Company
Director
Sam Moore, Director             Director, Southern Farm Bureau Life Insurance Company
Wayne F. Pryor, Director        Director, Southern Farm Bureau Life Insurance Company
Bob Stallman, Director          Director, Southern Farm Bureau Life Insurance Company
David Waide, Director           Director, Southern Farm Bureau Life Insurance Company
William Andrew Whisenhunt,      Director, Southern Farm Bureau Life Insurance Company
Director
David Milton Winkles, Jr.,      Director, Southern Farm Bureau Life Insurance Company
Director
John Milton Wright, Jr.,        Director, Southern Farm Bureau Life Insurance Company
Director

    * The principal business address of all of the persons listed above is 1401 Livingston Lane, Jackson, Mississippi 39213.

ITEM 30.  LOCATION BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 1401 Livingston Lane, Jackson, Mississippi 39213 or 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

VARIABLE PRODUCTS COMPLIANCE AND ACCOUNTING AGREEMENT. Under this agreement, EquiTrust Investment Management Services, Inc. ("EquiTrust") agrees to provide Southern Farm Bureau Life Insurance Company ("Company") with certain compliance and accounting functions with respect to the variable annuity contracts issued by the Company. These functions include: preparing Forms N-4, N-SAR and 24F-2; providing requested information for SEC examinations; calculating daily unit values, preparing trial balances, financials and audit schedules.

EquiTrust is not an affiliated person of the Company. EquiTrust is compensated quarterly for its services based on a schedule of fees attached to the agreement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

(b) The registrant undertakes that it will include either as part of any application to purchase a Contract offered by the prospectus, a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

(d) The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e) The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Southern Farm Bureau Life Variable Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Jackson, State of Mississippi, on the 8th day of October, 1999.



                                SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY
                                SOUTHERN FARM BUREAU LIFE VARIABLE ACCOUNT

                                By:                      *
                                     -----------------------------------------
                                                    Bobby Waters
                                     EXECUTIVE VICE PRESIDENT, CHIEF EXECUTIVE
                                                      OFFICER
                                        Southern Farm Bureau Life Insurance
                                                      Company

                                Attest:                     *
                                     -----------------------------------------
                                                     Nolin Cook
                                        SENIOR VICE PRESIDENT AND SECRETARY
                                        Southern Farm Bureau Life Insurance
                                                      Company


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Executive Vice President,
               *                  Chief Executive Officer
------------------------------    [Principal Executive        October 8, 1999
         Bobby Waters             Officer]

                                Senior Vice President,
               *                  Chief Financial Officer
------------------------------    [Principal Financial        October 8, 1999
     Laurence E. Favreau          Officer] [Principal
                                  Accounting Officer]

               *
------------------------------  President and Chairman of     October 8, 1999
      Carl B. Loop, Jr.           the Board

              *
------------------------------  First Vice President and      October 8, 1999
      John Wayne Dollar           Director

              *
------------------------------  Director                      October 8, 1999
      Ronald R. Anderson

              *
------------------------------  Director                      October 8, 1999
        James C. Bass

              *
------------------------------  Director                      October 8, 1999
       James R. Carter

              *
------------------------------  Director                      October 8, 1999
        Donald Childs

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                      October 8, 1999
        Marshall Coyle

              *
------------------------------  Director                      October 8, 1999
       Ben Gramling, II

              *
------------------------------  Director                      October 8, 1999
         Bruce Hiatt

              *
------------------------------  Director                      October 8, 1999
        David Hillman

              *
------------------------------  Director                      October 8, 1999
         W.B. Jenkins

              *
------------------------------  Director                      October 8, 1999
        Bryan Mitchell

              *
------------------------------  Director                      October 8, 1999
          Sam Moore

              *
------------------------------  Director                      October 8, 1999
        Donald Patman

              *
------------------------------  Director                      October 8, 1999
        Wayne F. Pryor

              *
------------------------------  Director                      October 8, 1999
         Bob Stallman

              *
------------------------------  Director                      October 8, 1999
         David Waide

              *
------------------------------  Director                      October 8, 1999
      Andrew Whisenhunt

              *
------------------------------  Director                      October 8, 1999
    David M. Winkles, Jr.

              *
------------------------------  Director                      October 8, 1999
       J.M. Wright, Jr.


  *By:            /s/ JOSEPH A. PURVIS
           ---------------------------------
                    Joseph A. Purvis
                    ATTORNEY-IN-FACT
             Pursuant to Power of Attorney

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